UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2024
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X

Form 40-F
This Report on Form 6-K contains a report of the third quarter 2024 results of Equinor ASA.

Equinor third quarter 2024

Q3
Key figures
Always safe High value Low carbon
0.3

6.91

6.89

6.3

SIF USD billion USD billion kg/boe
Serious incident
frequency (per million
hours worked)
Net operating
income
Adjusted
operating
income*
CO
₂

upstream intensity.
Scope 1 CO
₂

emissions,
Equinor operated, 100%
basis
for the first nine months of
2024
2.4

6.25

0.79

8.2

TRIF USD billion USD million tonnes CO2e
Total recordable incident
frequency (per million
hours worked)
Cash flow from
operations after
taxes paid*
Adjusted
earnings per
share*
Absolute scope 1+2 GHG
emissions

for the first nine months of
2024
7

0.70

6

677

Oil and gas leakages

USD per share USD billion GWh
with rate above 0.1 kg/
second during the past
12 months
Announced
dividend per share
(ordinary +
extraordinary)
Share buy-
back
programme for
2024
Renewable power
generation Equinor share

Equinor third quarter 2024

Equinor third quarter 2024 results
Equinor delivered adjusted operating income* of USD 6.89 billion and USD 2.04 billion after tax in the third quarter of 2024. Equinor reported net operating income of USD 6.91 billion and net income at USD
2.29 billion. Adjusted net income* was USD 2.19 billion, leading to adjusted earnings per share* of USD
0.79.
Financial and operational performance
-

Solid financial results

-

Effective execution of extensive turnaround programme

-

Strong cash flow from operations
Strategic progress
-

All-time high production from the Troll field in the gas year
-

Northern Lights facility completed and ready to receive CO
2

-

Acquired a 9.8 percent stake in Ørsted in October
Capital distribution
-

Third quarter ordinary cash dividend of USD 0.35 per share, extraordinary cash dividend of USD 0.35 per share and fourth tranche of share buy-back of up to USD 1.6 billion
-

Total capital distribution for 2024 in line with announced level of around USD 14 billion
Anders Opedal, President and CEO of Equinor ASA:
“With solid operational performance and results, we are well on track to deliver strong cashflow from operations in line with what we said at the capital markets update in February.”
“Over time, we have upgraded the capacity in the gas value chain. This has contributed to an all-time high production from the Troll field in the gas year. In the quarter, the Johan Sverdrup field delivered a production record of more than 756 000 barrels of oil in one day and reached the milestone of one billion barrels produced since the start-up five years ago. This strengthens our position to deliver safe and reliable energy to Europe.”
“We continue to invest in renewables and develop low carbon value chains. In the quarter, the world’s first commercial storage facility,
Northern Lights, was completed and is now ready to receive CO
2

from customers.”
Financial information Quarters Change First nine months
(unaudited, in USD million) Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Net operating income/(loss) 6,905 7,656 7,453 (7%) 22,192 27,022 (18%)
Net income/(loss) 2,285 1,872 2,501 (9%) 6,830 9,296 (27%)
Basic earnings per share (USD) 0.83 0.65 0.84 (2%) 2.39 3.05 (22%)
Adjusted operating income* 6,887 7,482 7,930
1)
(13%) 21,902

27,645
1)
(21%)
Adjusted net income* 2,191 2,417 2,907 (25%) 7,444 9,476 (21%)
Adjusted earnings per share* (USD) 0.79 0.84 0.98 (19%) 2.61 3.11 (16%)
Cash flows provided by operating activities 7,057 1,611 5,236 35% 17,689 21,965 (19%)
Cash flow from operations after taxes paid* 6,247 1,898 7,594 (18%) 13,985 16,953 (18%)
Net cash flow* (3,422) (4,222) 1,479 N/A (7,636) (5,079) (50%)
Operational information

Group average liquids price (USD/bbl) [1] 74.0 77.6 80.3 (8%) 75.9 74.8 2%
Total equity liquids

and gas production (mboe per day) [4]
1,984 2,048 2,007 (1%) 2,065 2,043 1%
Total power generation (GWh) Equinor share 1,127 1,083 883 28% 3,487 2,993 17%
Renewable power generation (GWh) Equinor share 677 655 373 82% 2,106 1,242 70%
*
For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures

Equinor third quarter 2024

1) Restated due to amended principles for ‘over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and
reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Equinor third quarter 2024

Key figures by segment
Adjusted operating
income*
E&P equity liquids
and

gas production
Total power
generation Equinor
share
(USD million) (mboe/day) (GWh)
E&P Norway
5,875

1,308

31

E&P International
407

334

E&P USA
207

342

MMP
545

450

REN (115)

646

Other incl. eliminations (31)
Equinor Group Q3 2024
6,887

1,984

1,127

Equinor Group Q3 2023 7,930
1)
2,007

883

Equinor Group first nine months
2024
21,902

2,065

3,487

Equinor Group first nine months
2023 27,645
1)
2,043

2,993

Equinor third quarter 2024

Health, safety and the environment
Twelve months average per Full year
Q3 2024 2023
Serious incident frequency (SIF) 0.3 0.4
First nine months Full year
2024 2023
Upstream CO
2

intensity (kg CO
2
/boe) 6.3 6.7
First nine months
First nine
months
2024 2023
Absolute scope 1+2 GHG emissions (million tonnes CO
2
e) 8.2 8.6
30 September 31 December %-point
Net debt to capital employed adjusted*
2024 2023 change
Net debt to capital employed adjusted* (2.0%) (21.6%) 19.6
Dividend
(USD per share) Q3 2024 Q2 2024 Q3 2023
Ordinary cash dividend per share 0.35 0.35 0.30
Extraordinary cash dividend per share 0.35 0.35 0.60
In the first nine months of 2024 Equinor settled shares in the market under the 2023 and 2024 share buy-back programmes of USD
5,511 million which includes USD 4,023 million for the state share of the second, third and fourth tranche of the 2023 programme and the first tranche of the 2024 programme.
Operational performance
Equinor delivered a total equity production of 1,984 mboe per day in the third quarter, down from 2,007 mboe in the same quarter last year.
On the Norwegian continental shelf (NCS), production increased by 2 percent compared to the third quarter 2023. This was due to high gas production from the Troll field and positive contributions from Aasta Hansteen and Oseberg. The increase was partially offset by extensive turnarounds, natural decline and reduced ownership in the Statfjord area.
Internationally, new wells contributed positively to the production. However, the international production was negatively impacted by offshore turnarounds and hurricanes in the United States.
In the quarter, Equinor completed nine offshore exploration wells with one commercial discovery. Four wells were ongoing at the quarter end. Two wells were expensed.
Equinor produced 677 GWh from renewable assets in the third quarter, up 82 percent from the same quarter last year. The increase was driven by the addition of onshore power plants in 2024. The offshore wind parks Dudgeon, Sheringham Shoal and Arkona also contributed positively to the production.
The progress at Dogger Bank A is slower than expected. Based on this, the expected growth in power production from renewable assets in 2024 is adjusted to around 50 percent.
Strategic progress
Equinor continued to optimise the portfolio through projects and strategic business development in the quarter.
On the NCS, the Johan Castberg production vessel was securely anchored at the field in the Barents Sea and hook-up is on track for production start before year-end. In the quarter, Troll B and C became partly powered from shore, contributing to the company’s efforts to strengthen competitiveness and halve operated emissions by 2030.
The recent acquisition of a 9.8 percent stake in Ørsted, gives Equinor exposure to premium offshore wind assets in operation and a solid project pipeline. In the quarter, Equinor also won an offshore wind lease in the U.S. Atlantic Ocean at an attractive price, adding optionality of around 2 gigawatt capacity to its existing portfolio. Furthermore, the company started recalibrating its portfolio of early phase renewable projects to reduce cost and focus business development toward core markets.
Equinor continues to progress its low carbon solutions portfolio. The Northern Lights facility was completed on estimated time and budget. In the UK, two key partner-operated low-carbon solution projects secured funding from the government.
Solid financial results

Equinor third quarter 2024

Equinor delivered adjusted operating income* of USD 6.89 billion. USD 5.88 billion come from Exploration and Production Norway,
USD 407 million from E&P International and USD 207 million from E&P USA. Marketing, Midstream & Processing delivered adjusted operating income* of USD 545 million, driven by LNG, power trading and geographical arbitrage for LPG. Adjusted operating income*
from Renewables was negative USD 115 million, as the costs of project development exceeded the earnings from assets in operation.
Cash flow from operating activities before taxes paid and working capital items amounted to USD 9.23 billion for the third quarter.
Cash flow from operations after taxes paid* was USD 6.25 billion for the quarter, and USD 14.0 billion year to date.
Equinor paid one NCS tax instalment of USD 2.87 billion in the quarter and total capital expenditures were USD 3.14 billion. Organic capital expenditure* was USD 3.08 billion for the quarter and USD 8.73 billion year to date. The organic capital expenditure* guiding for the year is adjusted to USD 12-13 billion. After taxes, capital distribution to shareholders and investments, net cash flow* ended at negative USD 3.42 billion in the third quarter. The Norwegian state’s share of the share buy-back programme of USD 4.02 billion in
July impacted the net cash flow*.
Adjusted net debt to capital employed ratio* was negative 2.0 percent at the end of the third quarter, compared to negative 3.4 percent at the end of the second quarter of 2024.
Capital distribution
The board of directors has decided an ordinary cash dividend of USD 0.35 per share and an extraordinary cash dividend of USD 0.35 per share for the third quarter of 2024. This is in line with communication at the capital markets update in February.
The board has decided to initiate a fourth and final tranche of share buy-back for 2024 of up to USD 1.6 billion. The fourth tranche will commence on 25 October and end no later than 31 January 2025. This fourth tranche will complete the announced share buy-back programme of up to USD 6 billion for 2024. It will also conclude total capital distribution for 2024 of around USD 14 billion.
The third tranche of the share buy-back programme was completed on 16 October 2024 with a total value of USD 1.6 billion.
All share buy-back amounts include shares to be redeemed by the Norwegian state.

Equinor third quarter 2024

GROUP REVIEW
Financial information Quarters Change First nine months
(unaudited, in USD million) Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Total revenues and other income 25,446 25,538 26,024 (2%) 76,120 78,120 (3%)
Total operating expenses (18,541) (17,883) (18,571) (0%) (53,927) (51,098) 6%
Net operating income/(loss) 6,905 7,656 7,453 (7%) 22,192 27,022 (18%)
Net financial items 365 (126) 13
>100%

606 1,525 (60%)
Income tax (4,986) (5,658) (4,965) 0% (15,969) (19,251) (17%)
Net income/(loss) 2,285 1,872 2,501 (9%) 6,830 9,296 (27%)
Adjusted total revenues and other income* 25,518 25,538

25,663
1)
(1%) 75,845

77,480
1)
(2%)
Adjusted purchases* [5] (13,103) (12,325) (12,392) 6% (37,242) (34,331) 8%
Adjusted operating and administrative expenses* (2,805) (3,070)

(2,724)
1)
3% (8,707)

(8,291)
1)
5%
Adjusted depreciation, amortisation and net impairments* (2,426) (2,382) (2,426) 0% (7,153) (6,856) 4%
Adjusted exploration expenses* (296) (279) (190) 56% (841) (357) >100%
Adjusted operating income* 6,887 7,482

7,930
1)
(13%) 21,902

27,645
1)
(21%)
Adjusted net financial items* 162 98 160 1% 633 1,083 (42%)
Income tax less tax effect on adjusting items (4,857) (5,164) (5,184) (6%) (15,091) (19,252) (22%)
Adjusted net income* 2,191 2,417 2,907 (25%) 7,444 9,476 (21%)
Basic earnings per share (in USD) 0.83 0.65 0.84 (2%) 2.39 3.05 (22%)
Adjusted earnings per share* (in USD) 0.79 0.84 0.98 (19%) 2.61 3.11 (16%)
Capital expenditures and Investments 3,098 2,950 2,652 17% 8,531 7,545 13%
Cash flows provided by operating activities 7,057 1,611 5,236 35% 17,689 21,965 (19%)
Cash flows from operations after taxes paid* 6,247 1,898 7,594 (18%) 13,985 16,953 (18%)
Quarters Change First nine months
Operational information Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Total equity liquid and

gas production (mboe/day)
1,984 2,048 2,007 (1%) 2,065 2,043 1%
Total entitlement

liquid and gas production (mboe/day)
1,860 1,916 1,879 (1%) 1,938 1,917 1%
Total Power generation (GWh) Equinor share 1,127 1,083 883 28% 3,487 2,993 17%
Renewable power generation (GWh) Equinor share 677 655 373 82% 2,106 1,242 70%
Average Brent oil price (USD/bbl) 80.2 84.9 86.8 (8%) 82.8 82.1 1%
Group average liquids price (USD/bbl) 74.0 77.6 80.3 (8%) 75.9 74.8 2%
E&P Norway average internal gas price (USD/mmbtu) 9.69 8.47 8.83 10% 8.60 12.48 (31%)
E&P USA average internal gas price (USD/mmbtu) 1.46 1.32 1.08 35% 1.52 1.78 (15%)

1) Restated due to amended principles for

‘over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.
Operations and financial results
Well executed high turnaround activity contributed to stable production levels and solid financial results in the quarter.
E&P Norway delivered strong production levels amid high turnaround activity during the third quarter. The 2% increase in production, when compared to the same period in the prior year, was driven by the continued ramp up of Breidablikk, effective turnaround activities and good operational performance. Operational challenges impacted key gas producing fields in the third quarter of 2023, which also contributed to the relative increase for the quarter. The ramp-up of new fields and the lower level of unplanned losses contributed to the overall higher production in the first nine months of 2024 compared to the same period last year.

Equinor third quarter 2024

An increase in turnaround scope when compared to the third quarter 2023, combined with temporary shutdowns in certain fields and the impact of hurricane related interruptions in September, resulted in a production decrease from the International upstream businesses for the third quarter. In the USA, liquid producing assets were particularly affected, impacting the production mix for the quarter from E&P USA. In E&P International, the benefits of new wells onstream and volumes from the Buzzard field in the UK offset the impact of turnaround activity in Brazil for the first nine months of 2024. In E&P USA, turnaround activity in the Gulf of Mexico and curtailment of production in the Appalachian Basin resulted in a production decrease, more than offsetting the increase from the ramp up of Vito during this period.
Total power generation increased by 28% and 17% for third quarter and first nine months of 2024 compared to the prior year, driven by the developments in the renewable portfolio. The addition of onshore power plants in Brazil and Poland during 2023, and the start-
up of Mendubim solar projects in 2024, drove the 82% and 70% increase in renewable power generation for the third quarter and first nine months of 2024 respectively compared to the same periods in 2023. Gas to power generation reduced compared to 2023 due to low clean spark spreads.

Higher realised gas prices, complimented by an increased share of gas in the production mix, drove strong revenue and results for the third quarter of 2024 despite the impact of reduced sales volumes and lower liquids prices. The decrease in revenue for the third quarter compared to the prior year was partially offset by an increase in gas prices and volumes in the quarter. For the first nine months of 2024 however, gas prices were lower than in 2023 impacting revenues despite the increase in production volumes.
Strong equity and third-party LNG trading in the third quarter of 2024 drove solid results from gas and power trading in the Marketing,
Midstream and Processing segment. This result was supported by physical and financial trading of LPG.
An increase in operation and maintenance costs for the third quarter and first nine months of 2024 together with increased operating activity and ongoing development projects in the renewables and low carbon solutions businesses have resulted in higher adjusted operating and administrative expenses* compared to the same periods last year.
Adjusted depreciation, amortisation and net impairments* was consistent with the third quarter of 2023. The ramp up of new fields, increased production and the inclusion of Buzzard contributed to the overall increase in adjusted depreciation, amortisation and net impairments* in first nine months of 2024 compared to the same periods in 2023.
Canadian wells were expensed in the third quarter of 2024. Exploration costs associated with a dry offshore well in Argentina and
Bacalhau were expensed earlier in the year. In the first nine months of 2023 previously expensed exploration wells were capitalised resulting in an overall notable increase in exploration expenses for the first nine months of 2024.
The impact of decreased long-term interest rates together with a positive development on financial investments resulted in an increase in financial items for the third quarter of 2024 when compared to the same period in the prior year. This positive movement was partially offset by net foreign exchange losses in the quarter. The currency movements in the first nine months of 2024 have driven a decrease in financial items when compared to the same period of 2023.
Taxes and net financial result
The effective reported tax rate of 70.0% for the first nine months of 2024 increased compared to 67.4% in 2023 due to a higher share of income from jurisdictions with high tax rates, and currency effects in entities that are taxable in currencies other than the functional currency.
The effective reported tax rate of 68.6% for the third quarter of 2024 increased compared to 66.5% in 2023. The increase was mainly due to a higher share of income from jurisdictions with high tax rates.
The effective tax rate on adjusted operating income* of 69.1% for the first nine months of 2024 decreased compared to 69.2% in 2023 due to decreased prior period adjustments in 2024 compared with 2023.

The effective tax rate on adjusted operating income* of
70.3% for the third quarter of 2024 increased compared to 65.6% in 2023 due to a higher share of adjusted operating income* from jurisdictions with high tax rates in 2024 compared to 2023.
A strong adjusted net income* result of USD 2,191 million and a net income of USD 2,285 million was recorded in the third quarter.
The result was supported by an increase in gas prices, however this was more than offset by the impact of lower production levels, liquids prices and increased costs when compared to the same quarter in the prior year.
Cash flow, net debt and capital distribution
Solid financial results from the business during the third quarter of 2024, driven by stable group production amid turnaround activity generated cash flows provided by operating activities before taxes paid and working capital items of USD 9,233 million. The decrease from USD 11,336 million in the prior year reflects lower liquids prices and increased purchases.
Cash flow from operations after taxes paid* decreased compared to the third quarter of 2023, from an inflow of USD 7,594 million to

Equinor third quarter 2024

USD 6,247 million despite lower tax payments in the quarter. For the first nine months of 2024 cash flow from operations after taxes paid* was USD 13,985 million, down from USD 16,953 million in the prior year.
The first tax instalment of Norwegian corporate income tax relating to the 2024 results was paid in the quarter, amounting to USD
2,874 million. The reduction in payment compared to the same period in the prior year primarily reflects the lower pricing environment of 2024, primarily for liquids.
Working capital in the third quarter decreased by USD 810 million compared to the large increase of USD 2,357 million in the same period of the prior year which arose due to an increase in receivables caused by higher volumes and pricing.
Net cash flow* decreased by USD 4,901 million from the same quarter in the prior year to an outflow of USD 3,422 million primarily reflecting substantial cash distribution of USD 4,564 million in the quarter as part of the share buy-back programme. A USD 4,023 million payment to the Norwegian state for the second, third, fourth tranche of the 2023, and first tranche of the 2024 share buy-back programme was made in the third quarter whereas the payment to the Norwegian state in the prior year was made in the second quarter.
A decrease in liquid assets in the quarter, with stable equity caused an increase in the net debt to capital employed adjusted* ratio at the end of September 2024 from negative 3.4% at the end of June 2024 to negative 2.0%.
The board of directors has decided an ordinary cash dividend of USD 0.35 per share and an extraordinary cash dividend of USD 0.35 per share for the third quarter of 2024. This is in line with communication at the capital markets update in February.
The board has decided to initiate a fourth and final tranche of share buy-back for 2024 of up to USD 1.6 billion. The fourth tranche will commence on 25 October and end no later than 31 January 2025. This fourth tranche will complete the announced share buy-back programme of up to USD 6 billion for 2024. It will also conclude total capital distribution for 2024 of around USD 14 billion.
The third tranche of the share buy-back programme was completed on 16 October 2024 with a total value of USD 1.6 billion.
All share buy-back amounts include shares to be redeemed by the Norwegian state.
Health, safety and the environment
The twelve-month average serious incident frequency (SIF) for the period ending 30 September 2024 was 0.3, a decrease from 2023 which ended at 0.4.
Absolute scope 1+2 GHG emissions for Equinor’s operated production, on a 100% basis, were 8.2 million tonnes CO
₂
e for the first
nine month of 2024. This represents a decrease of 0.4 million tonnes CO
₂
e compared to the same period last year. The decrease in
GHG emissions is primarily due to a turnaround at Åsgard B, the decommissioning of Heimdal, and partial electrification of Troll B and
C in 2024.

Equinor third quarter 2024

1
OUTLOOK

●
Organic capital expenditures*

are estimated at USD 12-13 billion for 2024
.
●
Oil & gas production

for 2024 is estimated to be stable compared to the 2023 level [6].
●
Renewable power generation for 2024 is estimated to increase by around fifty percent compared to the 2023 level.
●

Equinor’s ambition is to keep the
unit of production cost

in the top quartile of its peer group.
●
Scheduled maintenance activity

is estimated to reduce equity production by around 50 mboe per day for the full year of 2024.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance.

For further information, see “Forward Looking Statements” in the Supplementary disclosures.
1

USD/NOK exchange rate assumption of 10.

Equinor third quarter 2024

SUPPLEMENTARY

OPERATIONAL

DISCLOSURES

Operational information
Quarters Change First nine months
Operational information
Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Prices
Average Brent oil price (USD/bbl) 80.2 84.9 86.8 (8%) 82.8 82.1 1%
E&P Norway average liquids price (USD/bbl) 77.1 80.6 84.3 (9%) 79.0 78.3 1%
E&P International average liquids price (USD/bbl) 71.4 75.4 79.1 (10%) 73.6 72.4 2%
E&P USA average liquids price (USD/bbl) 65.1 68.0 68.1 (4%) 66.4 63.9 4%
Group average liquids price (USD/bbl) [1] 74.0 77.6 80.3 (8%) 75.9 74.8 2%
Group average liquids price (NOK/bbl) [1] 793 833 842 (6%) 809 783 3%
E&P Norway average internal gas price (USD/mmbtu) [8] 9.69 8.47 8.83 10% 8.60 12.48 (31%)
E&P USA average internal gas price (USD/mmbtu) [8] 1.46 1.32 1.08 35% 1.52 1.78 (15%)
Realised piped gas price Europe (USD/mmbtu) [7] 11.24 9.94 10.93 3% 10.15 14.15 (28%)
Realised piped gas price US (USD/mmbtu) [7] 1.66 1.53 1.57 6% 1.86 2.10 (11%)
Refining reference margin (USD/bbl) [2] 2.8 7.9 15.2 (82%) 6.0 11.6 (48%)
Entitlement production (mboe per day)
E&P Norway entitlement liquids production 608 630 636 (4%) 629 641 (2%)
E&P International entitlement liquids production 233 227 252 (7%) 237 235 1%
E&P USA entitlement liquids production 127 132 155 (18%) 132 142 (7%)
Group entitlement liquids production 968 989 1,044 (7%) 998 1,017 (2%)
E&P Norway entitlement gas production 701 744 647 8% 753 703 7%
E&P International entitlement gas production 23 23 25 (8%) 23 27 (17%)
E&P USA entitlement gas production 169 160 164 3% 165 169 (3%)
Group entitlement gas production 892 927 836 7% 940 900 5%
Total entitlement

liquids and gas production [3]
1,860 1,916 1,879 (1%) 1,938 1,917 1%
Equity production (mboe per day)
E&P Norway equity liquids production 608 630 636 (4%) 629 641 (2%)
E&P International equity liquids production 300 302 318 (6%) 306 298 3%
E&P USA equity liquids production 142 148 174 (19%) 148 158 (7%)
Group equity liquids production 1,050 1,080 1,128 (7%) 1,082 1,097 (1%)
E&P Norway equity gas production 701 744 647 8% 753 703 7%
E&P International equity gas production 34 34 37 (8%) 34 42 (17%)
E&P USA equity gas production 200 189 195 3% 195 201 (3%)
Group equity gas production 934 968 879 6% 983 946 4%
Total equity liquids

and gas production [4]
1,984 2,048 2,007 (1%) 2,065 2,043 1%
Power generation
Power generation (GWh) Equinor share 1,127 1,083 883 28% 3,487 2,993 17%
Renewable power generation (GWh) Equinor share
1)
677 655 373 82% 2,106 1,242 70%
1) Includes Hywind Tampen

renewable power generation.

Equinor third quarter 2024

Health, safety and the environment
Twelve months
average per Full year
Q3 2024 2023
Total recordable injury

frequency (TRIF)
2.4 2.4
Serious Incident Frequency (SIF) 0.3 0.4
Oil and gas leakages (number of)
1)
7 10
First nine
months Full year
2024 2023
Upstream CO
2

intensity (kg CO
2
/boe)
2)
6.3
6.7
First nine
months First nine months
2024 2023
Absolute scope 1+2 GHG emissions (million tonnes CO
2
e)
3)
8.2 8.6
1)

Number of leakages with rate above 0.1 kg/second during the past 12 months.
2)

Operational control, total scope 1 emissions of CO
2

from exploration and production, divided by total production (boe).
3)

Operational control, total scope 1 and 2 emissions of CO
2

and CH
4.

Equinor third quarter 2024

EXPLORATION

& PRODUCTION NORWAY
Financial information Quarters Change First nine months
(unaudited, in USD million) Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Total revenues and other income 8,081 8,426 7,938 2% 24,386 28,264 (14%)
Total operating expenses (2,207) (2,297) (2,604) (15%) (6,626) (6,914) (4%)
Net operating income/(loss) 5,875 6,129 5,335 10% 17,760 21,350 (17%)
Adjusted total revenues and other income* 8,081 8,426

7,958
1)
2% 24,386

28,393
1)
(14%)
Adjusted operating and administrative expenses* (871) (982)

(788)
1)
11% (2,718)

(2,702)
1)
1%
Adjusted depreciation, amortisation and net impairments* (1,193) (1,206) (1,107) 8% (3,572) (3,285) 9%
Adjusted exploration expenses* (143) (109) (120) 19% (336) (337) (0%)
Adjusted operating income/(loss)* 5,875 6,129

5,942
1)
(1%) 17,760

22,068
1)
(20%)
Additions to PP&E, intangibles and equity accounted
investments 1,462 1,579 1,421 3% 4,413 4,362 1%
Operational information Quarters Change First nine months
E&P Norway Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
E&P entitlement liquid and gas production (mboe/day) 1,308 1,375 1,283 2% 1,382 1,344 3%
Average liquids price (USD/bbl) 77.1 80.6 84.3 (9%) 79.0 78.3 1%
Average internal gas price (USD/mmbtu) 9.69 8.47 8.83 10% 8.60 12.48 (31%)
1) Restated due to amended principles for ‘over-/underlift '. For further information see Amended Principles for Adjusted operating income in
the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.
Production & revenues
E&P Norway delivered production at a strong level in the third quarter of 2024 due to efficient turnaround activity and the ramp-up of
Breidablikk. Gas production increased by 8% compared to the same quarter last year, which was marked by planned turnarounds and unplanned turnaround extensions on specific gas-producing fields. Compared to the third quarter of 2023, liquids production was down by 4%, driven by a larger scope of turnaround activity, natural decline and planned maintenance on various fields.

The ramp-up of new fields and the lower level of unplanned losses contributed to the overall higher production in the first nine months of 2024 compared to the same period last year.
Liquids prices were lower in the third quarter of 2024 compared to the third quarter of last year, while gas prices were higher relative to the same period. The development in prices combined with robust gas production resulted in relatively stable revenue levels.

The significant decline in gas prices during 2023 which continued into the first half of 2024 was the main driver of lower revenues for the first nine months of 2024 compared to the same period in 2023.
Operating expenses and financial results

Higher

operation

and

maintenance

costs

increased

operating

and

administrative

expenses

in

the

third

quarter

and

the

first

nine
months of 2024

compared to the

same periods last

year. This

increase was partially

offset by

the reduction in

CO
₂

quota prices and
the

Statfjord

area

divestment.

Operating

and

administrative

expenses

in

the

third

quarter

of

2023

were

impacted

by

a

significant
underlift effect.

In the third quarter and first nine months of 2024, adjusted depreciation, amortisation and net impairments* increased compared to the same

periods

last

year

due

to

the

ramp

up

of

new

fields

and

field-specific

investments.

This

increase

was

partially

offset

by

the
impacts of prior period impairments.

Exploration activity was

at the

same level

in the

third quarter

of 2024

compared to the

same quarter

last year

(9 wells),

but a

higher
cost

per

well

and

lower

capitalisation

rate

led

to

an

increase

in

exploration

expenses.

The

increase

was

partially

offset

by

lower
seismic activities.

Equinor third quarter 2024

In the

third quarter

and

the first

nine

months of

2023, net

operating income

was

adversely affected

by an

impairment of

USD

588
million related to an asset in the North Sea.

Equinor third quarter 2024

EXPLORATION

& PRODUCTION INTERNATIONAL
Financial information Quarters Change First nine months
(unaudited, in USD million) Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Total revenues and other income 1,597 1,909 1,990 (20%) 5,160 5,143 0%
Total operating expenses (1,190) (1,209) (1,152) 3% (3,438) (3,146) 9%
Net operating income/(loss) 407 699 838 (51%) 1,722 1,996 (14%)
Adjusted total revenues and other income* 1,597 1,909

1,983
1)
(19%) 5,160

5,044
1)
2%
Adjusted purchases* 11 (23) 58 (81%) 21 (25) >(100%)
Adjusted operating and administrative expenses* (519) (582)

(541)
1)
(4%) (1,496)

(1,353)
1)
11%
Adjusted depreciation, amortisation and net impairments* (544) (453) (594) (8%) (1,526) (1,520) 0%
Adjusted exploration expenses* (138) (151) (47)
>100%

(437) 71 >(100%)
Adjusted operating income/(loss)* 407 699

860
1)
(53%) 1,722

2,217
1)
(22%)
Additions to PP&E, intangibles and equity accounted
investments 760 779 888 (14%) 2,295 3,453 (34%)
Operational information Quarters Change First nine months
E&P International Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
E&P equity liquid and gas production (mboe/day) 334 336 355 (6%) 340 340 0%
E&P entitlement liquid and gas production (mboe/day) 256 249 277 (8%) 259 262 (1%)
Production sharing agreements (PSA) effects 79 86 78 0% 81 78 4%
Average liquids price (USD/bbl) 71.4 75.4 79.1 (10%) 73.6 72.4 2%
1) Restated due to amended principles for ‘over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.
Production & revenues

Equity production decreased this quarter compared to the same quarter last year, primarily due to natural decline in certain fields and temporary shutdowns in Brazil and Libya. The reduction was partially offset by the ramp-up of new wells, which supported overall production levels. Increased turnaround activities in the quarter further contributed to the decrease in production.

The production for
the first nine months of 2024 is at the same level as last year. The contribution from new wells along with decreased turnaround activities and the contribution from the Buzzard field in the UK was offset by the impact from temporary shutdowns in Brazil and Libya and natural decline in 2024.

Production sharing agreements (PSA) effects in the third quarter of 2024 are at the same level compared to third quarter last year.
The increase in production sharing agreements (PSA) effects in the first nine months of 2024 compared to the same period last year were driven by higher production from Angola PSA fields and higher liquids prices.

The decrease in liquids prices and lower lifted volumes in the third quarter of 2024 led to lower revenues compared to the same quarter last year. The first nine months cumulative revenues are on the same level as last year.

Operating expenses and financial results

A reduction in volumes sold contributed to lower operating and administrative expenses in the third quarter of 2024 compared to the same period last year. This decrease was offset by higher expenses related to scheduled maintenance activities. For the first nine months of 2024, operating and administrative expenses increased compared to the same period in 2023, driven by additional operating and maintenance activities in Brazil and the UK.
Depreciation decreased in the third quarter of 2024 compared to the same period last year, due to higher turnaround activities in
Brazil and the cessation of depreciation on the ACG field in Azerbaijan, following the divestment agreement with SOCAR.
Depreciation expenses in the first nine months of 2024 were on par with the same period last year.

Equinor third quarter 2024

Exploration expenses increased in the third quarter of 2024 compared to the same period last year, due to expensed wells in Canada.
The first nine months increase in 2024 compared to 2023 is mainly due to the capitalisation of previously expensed exploration wells in Brazil in 2023.

Lower production in the third quarter reduced net operating income compared to the same period last year, while higher exploration expenses drove the decrease for the first nine months despite stable production levels.
The reduction in additions to PP&E, intangibles, and equity accounted investments in the current quarter of 2024 is mainly related to new vessel contracts in Brazil in the same quarter last year. The first nine months numbers are lower in 2024 due to the acquisition of
Suncor Energy UK Limited in 2023.

Equinor third quarter 2024

EXPLORATION

& PRODUCTION USA
Financial information
Quarters Change First nine months
(unaudited, in USD million)
Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Total revenues and other income 943 1,001 1,162 (19%) 2,999 3,153 (5%)
Total operating expenses (737) (737) (496) 48% (2,152) (1,944) 11%
Net operating income/(loss) 207 264 666 (69%) 847 1,210 (30%)
Adjusted total revenues and other income* 943 1,001 1,130 (16%) 2,999 3,121 (4%)
Adjusted operating and administrative expenses* (314) (291) (293) 7% (885) (849) 4%
Adjusted depreciation, amortisation and net impairments* (408) (427) (472) (14%) (1,199) (1,273) (6%)
Adjusted exploration expenses* (15) (19) (23) (33%) (68) (91) (25%)
Adjusted operating income/(loss)* 207 264 343 (40%) 847 908 (7%)
Additions to PP&E, intangibles and equity accounted
investments 330 1,522 338 (2%) 2,211 874
>100%

Operational information Quarters Change First nine months
E&P USA Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
E&P equity liquid and gas production (mboe/day) 342 337 369 (7%) 343 360 (5%)
E&P entitlement liquid and gas production (mboe/day) 296 292 319 (7%) 297 311 (4%)
Royalties 46 46 50 (8%) 46 49 (5%)
Average liquids price (USD/bbl) 65.1 68.0 68.1 (4%) 66.4 63.9 4%
Average internal gas price (USD/mmbtu) 1.46 1.32 1.08 35% 1.52 1.78 (15%)
Production & revenues

In the third quarter and first nine months of 2024, E&P USA reports lower production compared to the same periods in 2023 mainly due turnaround activity, impacts from hurricanes in the Gulf of Mexico and curtailment of production affecting the Appalachia onshore assets.
Lower liquids prices negatively impacted revenue in the third quarter, partially offset by higher gas prices.

For the first nine months of
2024, the impact of lower production was offset by higher liquids realised prices when compared to the prior year.
Operating expenses and financial results

Operating and administration expenses increased in the third quarter and the first nine months of 2024 compared to the same periods last year. This increase was primarily due to higher well maintenance expenditures in multiple offshore assets, offset by lower offshore production which reduced transportation expenses.
Lower offshore production also resulted in a decrease in depreciation in the third quarter and the first nine months of 2024 when compared to the same periods of 2023.

This was partially offset by a depreciation expense related to an increase in abandonment cost estimate for a late life asset in the Gulf of Mexico during the second quarter of 2024 impacting the first nine months of 2024.

Exploration expenditures were slightly lower in the third quarter of 2024 partly due to the sanctioning of the Sparta project late in 2023, resulting in the project meeting the criteria for capitalisation.
The increase in additions to PP&E, intangibles and equity accounted investments in 2024, compared to 2023, is primarily attributed to the swap with EQT closed in the second quarter. This resulted in an increase in the Northern Marcellus formation offset by a decrease from the Appalachia operated assets impacting PPE disposals.

Equinor third quarter 2024

MARKETING, MIDSTREAM & PROCESSING
Financial information Quarters Change First nine months
(unaudited, in USD million) Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Total revenues and other income 25,204 25,190 25,712 (2%) 75,218 77,240 (3%)
Total operating expenses (24,660) (24,693) (24,730) (0%) (72,875) (73,990) (2%)
Net operating income/(loss) 544 497 982 (45%) 2,343 3,250 (28%)
Adjusted total revenues and other income* 25,276 25,189 25,371 (0%) 74,943 76,603 (2%)
Adjusted purchases* [5] (23,369) (23,187) (23,083) 1% (68,583) (69,492) (1%)
Adjusted operating and administrative expenses* (1,119) (1,238) (1,195) (6%) (3,695) (3,623) 2%
Adjusted depreciation, amortisation and net
impairments* (243) (242) (217) 12% (712) (669) 6%
Adjusted operating income/(loss)* 545 521 876 (38%) 1,953 2,818 (31%)
- Gas and Power 454 509 371 22% 1,492 1,567 (5%)
- Crude, Products and Liquids 252 195 466 (46%) 906 1,275 (29%)
- Other (161) (183) 38 >(100%) (444) (24) >100%
Additions to PP&E, intangibles and equity
accounted investments 185 189 342 (46%) 585 626 (7%)
Operational information Quarters Change First nine months
Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Liquids sales volumes (mmbl) 258.5 253.8 260.0 (1%) 760.0 710.7 7%
Natural gas sales Equinor (bcm) 14.7 15.4 13.0 13% 46.9
1)
42.8 10%
Natural gas entitlement sales Equinor (bcm) 12.3 12.9 12.0 2% 39.5 38.7 2%
Power generation (GWh) Equinor share 450 428 510 (12%) 1,381 1,751 (21%)
Realised piped gas price Europe (USD/mmbtu) 11.24 9.94 10.93 3% 10.15 14.15 (28%)
Realised piped gas price US (USD/mmbtu) 1.66 1.53 1.57 6% 1.86 2.10 (11%)
1) Equinor natural gas sales volumes reported for the first quarter of 2024 were restated from 16.3 bcm to 16.8 bcm.
Volumes, pricing & revenues
Liquids sales volumes increased compared to both the second quarter of 2024 and the first nine months of 2023 primarily due to higher sales of third-party volumes partially offset by lower equity production.

Gas sales declined compared to the second quarter of 2024 due to lower NCS gas production caused by maintenance activity. The increase in gas sales relative to the first nine months of 2023 was driven by higher NCS gas production and third-party sales, partially offset by lower EPI production.

Gas to power generation was consistent with the previous quarter but decreased compared to the first nine months of 2023 due to lower clean spark spread.

Realised European piped gas price increased in the third quarter of 2024 compared to the previous quarter, due to an increase in market prices driven by continued geopolitical risks and supply disruptions despite low seasonal demand. Compared to the same quarter last year, the realised European piped gas price increased explained by higher market prices.

Realised piped gas price in the US increased in the third quarter of 2024 compared to the previous quarter due to lower natural gas supply and higher demand. Compared to the third quarter of last year, reduced production in the third quarter of 2024 increased the realised US piped gas price.

Equinor third quarter 2024

Financial results
Gas and Power contributed significantly to adjusted operating income* during the third quarter due to strong equity and third-party
LNG trading, along with the realisation of physical gas sales and power trading. Crude, Products, and Liquids achieved a good result driven by physical and financial trading of crude and LPG supported by shipping optimisation. The Other sub-segment was impacted by low refining margins and high activity associated with developing low carbon projects.
Adjusted operating income* increased slightly compared to the previous quarter. A higher contribution from Crude, Products and
Liquids was partially offset by lower realisation from natural gas sales.
Adjusted operating income* for the first nine month of 2024 was lower than the same period last year across the subsegments, due to lower crude, products and refining margins, reduced clean spark spread and refinery throughput as well as increased cost driven by higher activity related to developing low carbon projects.
Net operating income includes the net effect of fair value change in commodity derivatives and storages, impairment reversal, changes in onerous provisions and operational storage value change.

Equinor third quarter 2024

RENEWABLES
Financial information Quarters Change First nine months
(unaudited, in USD million) Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Revenues third party, other revenue and other income 26 12 10 >100% 67 24 >100%
Net income/(loss) from equity accounted investments 7 37 (16) >100% 75 (27) >100%
Total revenues and other income 33 49 (5) >100% 142 (3) >100%
Total operating expenses (199) (140) (406) (51%) (618) (589) 5%
Net operating income/(loss) (166) (90) (412) 60% (476) (591) 19%
Adjusted total revenues and other income* 33 49 (5) >100% 142 (3) >100%
Adjusted operating and administrative expenses* (144) (122) (100) 45% (387) (266) 45%
Adjusted depreciation, amortisation and net
impairments* (5) (18) (3) 65% (31) (6) >100%
Adjusted operating income/(loss)* (115) (90) (108) (7%) (275) (275) (0%)
Additions to PP&E, intangibles and equity accounted
investments 361 608 193 88% 1,593 1,311 21%
Operational information Quarters Change First nine months
Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Renewables power generation (GWh) Equinor share 646 634 352 83% 2,019 1,198 69%
Power generation
The substantial increase in power generation in the

third quarter and first nine months of

2024 compared to the same periods of

2023
was driven by the addition of onshore power plants in Brazil and Poland, and the start of production at the partner operated Mendubim solar plants in Brazil.

Total

onshore renewables generated 383

GWh in the third

quarter of 2024. Offshore

wind farms generated 263
GWh, with

the majority

coming from

Dudgeon, Sheringham

Shoal and

Arkona. The

Dogger Bank

A wind

farm is

expected to

start
commercial production in the second half of 2025.
Total revenues and other income
The addition of onshore wind farms in operation in

Brazil and Poland increased the contribution to revenues third party,

other revenue
and other income in the

third quarter and first nine

months of 2024 compared to

the same periods in the

prior year. Net

income/(loss)
from equity-accounted investments increased significantly in the third quarter and the first nine months of 2024 compared to the same
periods in 2023.

Results

from

joint

venture

assets

in

operation

increased

compared

to

the

third

quarter

last

year,

positively

impacted

by

price
adjustments from previous periods and insurance income. Lower project development costs compared to the prior year,

resulting from
divestment

and

changed

consolidation

method

for

the

US

offshore

wind

projects,

contributed

to

increased

net

result

from

equity
accounted investments for

the quarter and

first nine

months. The capitlisation

of expenditures for

Bałtyk, the offshore

wind project in
Poland, from the third quarter of 2023 also supported the increase for the first nine months of 2024.
Operating expenses and financial results
Higher

operating

activity

levels

from

ongoing

development

projects

combined

with

increased

business

development

expenditures
contributed to an

upward trend in

operating and administrative expenses

in the third

quarter and first

nine months of

2024 compared
to the same periods of 2023.

The adjusted

operating loss*

for the

third quarter

and first

nine months

of 2024

was comparable

to the

same periods

of 2023.

The
increase in operating expenses from ongoing projects offset higher revenues from assets in operation during 2024.
Net operating loss includes the effect of a USD 50 million impairment of an offshore wind lease project in California in the third quarter
of 2024, with a USD 300 million impairment

on Equinor’s offshore wind projects on the US Northeast

coast impacting the third quarter
of the prior year.
The

net

operating

loss

for

the

first

nine

months

of

2024

also

included

a

USD

147

million

net

loss

resulting

from

the

asset

swap
transaction

between

Equinor

and

bp

in

the

first

quarter,

under

which

Equinor

took

full

ownership

of

the

Empire

Wind

lease

and
projects and bp took full ownership of the Beacon Wind lease and projects.

Equinor third quarter 2024

Additions

to

PP&E,

intangibles,

and

equity

accounted

investments

for

the

third

quarter

of

2024

increased

compared

to

the

same
quarter last year.

In the third quarter

of 2024, USD 60

million for onshore renewables

and USD 301 million

was allocated for offshore
wind projects, primarily

related to the

South Brooklyn Marine

Terminal

(SBMT) and Empire

Wind projects in

the US and

investments
related to projects in the UK.
.

Equinor third quarter 2024

CONDENSED INTERIM FINANCIAL STATEMENTS
Third quarter 2024
CONSOLIDATED STATEMENT

OF INCOME
Quarters First nine months
(unaudited, in USD million) Note
Q3 2024 Q2 2024 Q3 2023 2024 2023
Revenues 4 25,416 25,462 25,924 75,967 78,005
Net income/(loss) from equity accounted investments (1) 12 (25) 43 30
Other income 31 65 124 110 85
Total revenues and

other income
2 25,446 25,538 26,024 76,120 78,120
Purchases [net of inventory variation] (13,104) (12,145) (12,269) (37,171) (34,371)
Operating expenses 3 (2,518) (2,761) (2,420) (7,909) (7,707)
Selling, general and administrative expenses (304) (348) (295) (994) (814)
Depreciation, amortisation and net impairments (2,318) (2,348) (3,369) (7,011) (7,812)
Exploration expenses (296) (279) (218) (841) (394)
Total operating expenses 2 (18,541) (17,883) (18,571) (53,927) (51,098)
Net operating income/(loss) 2 6,905 7,656 7,453 22,192 27,022
Interest income and other financial income 460 495 580 1,515 1,788
Interest expenses and other financial expenses

(370) (394) (412) (1,181) (1,292)
Other financial items

275 (226) (155) 272 1,029
Net financial items 5 365 (126) 13 606 1,525
Income/(loss) before tax

7,271 7,530 7,466 22,798 28,547
Income tax 6 (4,986) (5,658) (4,965) (15,969) (19,251)
Net income/(loss) 2,285 1,872 2,501 6,830 9,296
Attributable to equity holders of the company 2,282 1,861 2,497 6,810 9,282
Attributable to non-controlling interests 3 12 4 19 14
Basic earnings per share (in USD) 0.83 0.65 0.84 2.39 3.05
Diluted earnings per share (in USD) 0.82 0.65 0.84 2.39 3.04
Weighted average number of ordinary shares outstanding (in millions) 2,760 2,850 2,971 2,849 3,043
Weighted average number of ordinary shares outstanding diluted (in millions) 2,767 2,856 2,978 2,855 3,050

Equinor third quarter 2024

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters First nine months
(unaudited, in USD million)
Q3 2024 Q2 2024 Q3 2023 2024 2023
Net income/(loss) 2,285 1,872 2,501 6,830 9,296
Actuarial gains/(losses) on defined benefit pension plans (98) 74 20 489 618
Income tax effect on income and expenses recognised in OCI
1)
24 (14) (8) (107) (145)
Items that will not be reclassified to the Consolidated statement of income (74) 60 12 382 472
Foreign currency translation effects 972 158 (284) 36 (1,756)
Share of OCI from equity accounted investments (48) (3) (17) (43) 11
Items that may be subsequently reclassified to the Consolidated statement of income 925 155 (301) (7) (1,745)
Other comprehensive income/(loss) 850 215 (289) 375 (1,273)
Total comprehensive

income/(loss)
3,135 2,088 2,212 7,204 8,023
Attributable to the equity holders of the company 3,132 2,076 2,207 7,185 8,009
Attributable to non-controlling interests 3 12 4 19 14
1) Other comprehensive income (OCI).

Equinor third quarter 2024

CONSOLIDATED BALANCE SHEET
At 30 September At 31 December
(in USD million) Note 2024 (unaudited) 2023 (audited)
ASSETS
Property, plant and equipment 2 60,728 58,822
Intangible assets 3 6,330 5,709
Equity accounted investments 2,509 2,508
Deferred tax assets 7,412 7,936
Pension assets 1,676 1,260
Derivative financial instruments 572 559
Financial investments 3,743 3,441
Prepayments and financial receivables 1,610 1,291

Total non-current

assets
84,579 81,525

Inventories 3,258 3,814
Trade and other receivables
1)
10,583 13,204
Prepayments and financial receivables
1)
3,628 3,729
Derivative financial instruments 796 1,378
Financial investments 22,712 29,224
Cash and cash equivalents
2)
8,002 9,641

Total current assets 48,978 60,990

Assets classified as held for sale 3 1,559 1,064

Total assets 135,117 143,580

EQUITY AND LIABILITIES
Shareholders' equity 44,352 48,490
Non-controlling interests 33 10

Total equity 44,385 48,500

Finance debt 5 20,200 22,230
Lease liabilities 2,227 2,290
Deferred tax liabilities 13,776 13,345
Pension liabilities 3,914 3,925
Provisions and other liabilities 7 15,316 15,304
Derivative financial instruments 1,424 1,795

Total non-current

liabilities
56,856 58,890

Trade and other payables
3)
9,162 9,556
Provisions and other liabilities
3)
2,198 2,314
Current tax payable 6 11,569 12,306
Finance debt 5, 8 5,903 5,996
Lease liabilities 1,266 1,279
Dividends payable 1,922 2,649
Derivative financial instruments 1,066 1,619

Total current liabilities 33,085 35,719

Liabilities directly associated with the assets classified as held for sale

3 791 471

Total liabilities 90,732 95,080

Total equity and liabilities 135,117 143,580
1) Disaggregated from the line-item Trade and other receivables starting from the first quarter of 2024.

Equinor third quarter 2024

2) Includes collateral deposits of USD 1.8 billion for 30 September 2024 related to certain requirements set out by exchanges where Equinor
is participating. The corresponding figure for 31 December 2023 is USD 1.6 billion.
3) Disaggregated from the line-item Trade, other payables and provisions starting from the first quarter of 2024.

Equinor third quarter 2024

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from
equity
accounted
investments
Share-
holders'
equity
Non-
controlling
interests Total equity
At 1 January 2023 1,142 3,041 58,236 (8,855) 424 53,988 1 53,989
Net income/(loss) 9,282 9,282 14 9,296
Other comprehensive
income/(loss) 472 (1,756) 11 (1,273) (1,273)
Total comprehensive
income/(loss) 8,023
Dividends (8,140) (8,140) (8,140)
Share buy-back (42) (5,093) (5,135) (5,135)
Other equity transactions (3) (3) (3)
At 30 September 2023

1,101 (2,056) 59,849 (10,611) 434 48,718 15 48,733
At 1 January 2024 1,101 0 56,521 (9,442) 310 48,490 10 48,500
Net income/(loss) 6,810 6,810 19 6,830
Other comprehensive
income/(loss) 382 36 (43) 375 375
Total comprehensive
income/(loss) 7,204
Dividends (5,900) (5,900) (5,900)
Share buy-back
1)
(49) 11 (5,370) (5,408) (5,408)
Other equity transactions (11) (4) (15) 3 (12)
At 30 September 2024 1,052 0 52,439 (9,406) 267 44,352 33 44,385
1) For more information see note 8 Capital distribution.

Equinor third quarter 2024

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters
First nine
months
First nine
months
(unaudited, in USD million) Note
Q3 2024 Q2 2024 Q3 2023 2024 2023
Income/(loss) before tax 7,271 7,530 7,466 22,798 28,547
Depreciation, amortisation and net impairments, including exploration write-
offs 2,327 2,346 3,421 7,099 7,732
(Gains)/losses on foreign currency transactions and balances 5 243 193 12 133 (1,140)
(Gains)/losses on sale of assets and businesses 3 0 (11) 0 118 260
(Increase)/decrease in other items related to operating activities
1), 2)
(615) (737) 21 (2,234) (579)
(Increase)/decrease in net derivative financial instruments (272) 138 195 (8) 1,735
Interest received 419 555 407 1,380 1,311
Interest paid (139) (266) (186) (617) (740)
Cash flows provided by operating activities before taxes paid and working capital items 9,233 9,748 11,336 28,670 37,126
Taxes paid (2,986) (7,850) (3,743) (14,685) (20,173)
(Increase)/decrease in working capital 810 (286) (2,357) 3,704 5,011
Cash flows provided by operating activities

7,057 1,611 5,236 17,689 21,965
Cash (used)/received in business combinations 3 0 (467) (100) (467) (1,155)
Capital expenditures and investments 3 (3,098) (2,950) (2,652) (8,531) (7,545)
(Increase)/decrease in financial investments 1,376 4,185 (2,679) 6,069 3,454
(Increase)/decrease in derivative financial instruments (13) 99 14 40 (1,527)
(Increase)/decrease in other interest-bearing items (69) (283) (219) (562) (180)
Proceeds from sale of assets and businesses
3)
3 6 50 0 115 118
Cash flows provided by/(used in) investing activities (1,798) 633 (5,636) (3,337) (6,835)
Repayment of finance debt (190) 0 0 (2,090) (2,476)
Repayment of lease liabilities (367) (375) (336) (1,115) (1,004)
Dividends paid (1,944) (2,072) (2,613) (6,665) (8,199)
Share buy-back (4,564) (398) (531) (5,511) (5,071)
Net current finance debt and other financing activities
2)
1,069 (471) (1,195) (558) 779
Cash flows provided by/(used in) financing activities (5,996) (3,315) (4,675) (15,938) (15,971)
Net increase/(decrease) in cash and cash equivalents (737) (1,070) (5,074) (1,586) (841)
Effect of exchange rate changes on cash and cash equivalents 98 29 (156) (54) (318)
Cash and cash equivalents at the beginning of the period (net of overdraft) 8,641 9,682 19,650 9,641 15,579
Cash and cash equivalents at the end of the period (net of overdraft)
4)
8,002 8,641 14,420 8,002 14,420
1)

The line item includes a fair value gain related to inventory of USD 66 million in the third quarter 2024 and a gain of USD 673 million in
first nine months of 2024. The corresponding amount in third quarter 2023 was a fair value loss of USD 13 million and a loss of USD 247
million in the first nine months in 2023.
2)

Cash flows related to variation margin collaterals on over-the-counter (OTC) commodity derivatives form part of Equinor's principal
revenue-making activities. From 1 January 2024, these cash flows are therefore presented within the line-item

(Increase)/decrease in
other items related to operating activities. In previous periods these cash flows have been presented within the line-item

Net current
finance debt and other financing activities. Comparative figures have not been restated due to immateriality.

3)

In the first nine months of 2023 this line item includes cash consideration net of cash disposed, related to the disposal of

Equinor Energy
Ireland Limited at closing date 31 March 2023.

4)

At 30 September 2024 and at 31 December 2023 cash and cash equivalents net overdraft were zero. At 30 September

2023 cash and
cash equivalents included a net overdrafts of USD 524 million.

Equinor third quarter 2024

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035,
Stavanger, Norway.
The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy
AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for the third quarter of 2024 were authorised for issue by the board of directors on
23 October 2024.
Basis of preparation
These condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting as issued by the
International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by IFRS® Accounting Standards for a complete set of financial statements and should be read in conjunction with the Consolidated annual financial statements for 2023. IFRS Accounting Standards as adopted by the EU differs in certain respects from IFRS Accounting Standards as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented.
Certain amounts in the comparable years have been reclassified to conform to current year presentation. As a result of rounding differences, numbers or percentages may not add up to the total.

The condensed interim financial statements are unaudited.
Accounting policies
The accounting policies applied in the preparation of the condensed interim financial statements are consistent with those used in the preparation of Equinor’s consolidated annual financial statements for 2023. A description of the material accounting policies is included in Equinor’s consolidated annual financial statements for 2023. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the consolidated annual financial statements for 2023.
For information about IFRS Accounting Standards, amendments to IFRS Accounting Standards and IFRIC® Interpretations effective from 1 January 2024, that could affect the consolidated financial statements, please refer to note 2 in Equinor’s consolidated financial statements for 2023. None of the amendments to IFRS Accounting Standards effective from 1 January 2024 has had a significant impact on the condensed interim financial statements. Equinor has not early adopted any IFRS Accounting Standards, amendments to IFRS Accounting Standards or IFRIC Interpretations issued, but not yet effective.
Use of judgements and estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Please refer to note 2 in Equinor’s consolidated financial statements for 2023 for more information about accounting judgement and key sources of estimation uncertainty. See note 2 Segments in this report for further information about management’s future commodity price assumptions and long-term NOK currency exchange rate assumptions.

Equinor third quarter 2024

2 Segments
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments
Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production
USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology,

Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments equal those applied in these condensed interim financial statements,

except for the
line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.
Third quarter 2024
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 63 126 62 25,133 21 13 0 25,416
Revenues and other income inter-segment 7,988 1,467 881 83 6 8 (10,433) 0
Net income/(loss) from equity accounted
investments 0 3 0 (11) 7 (0) 0 (1)
Other income 31 0 0 0 0 (0) 0 31
Total revenues and

other income

8,081 1,597 943 25,204 33 20 (10,433) 25,446
Purchases [net of inventory variation] 0 11 0 (23,440) 0 0 10,325 (13,104)
Operating, selling, general and
administrative expenses (871) (519) (314) (1,136) (144) (17) 179 (2,822)
Depreciation and amortisation (1,193) (544) (408) (243) (2) (34) 0 (2,424)
Net impairment (losses)/reversals 0 0 0 158 (53) 0 0 106
Exploration expenses (143) (138) (15) 0 0 0 0 (296)
Total operating expenses (2,207) (1,190) (737) (24,660) (199) (52) 10,504 (18,541)
Net operating income/(loss) 5,875 407 207 544 (166) (31) 70 6,905
Additions to PP&E, intangibles and equity
accounted investments 1,462 760 330 185 361 41 0 3,141
Balance sheet information
Equity accounted investments

4 0 0 800 1,525 177 2 2,509
Non-current segment assets

29,075 18,707 11,340 3,954 3,038 944 0 67,059
Non-current assets not allocated to
segments

15,012
Total non-current

assets

84,579
Assets held for sale 403 1,156 0 0 0 0 0 1,559

Equinor third quarter 2024

Second quarter 2024
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 60 162 72 25,135 6 27 0 25,462
Revenues and other income inter-segment 8,304 1,742 919 86 6 8 (11,065) 0
Net income/(loss) from equity accounted
investments 0 5 0 (30) 37 0 0 12
Other income 62 0 9 0 0 (6) 0 65
Total revenues and

other income

8,426 1,909 1,001 25,190 49 28 (11,065) 25,538
Purchases [net of inventory variation] 0 (23) 0 (23,206) 0 0 11,084 (12,145)
Operating, selling, general and
administrative expenses (982) (582) (291) (1,279) (122) (33) 179 (3,110)
Depreciation and amortisation (1,206) (453) (427) (242) (15) (35) 0 (2,379)
Net impairment (losses)/reversals 0 0 0 33 (3) 0 0 31
Exploration expenses (109) (151) (19) 0 0 0 0 (279)
Total operating expenses (2,297) (1,209) (737) (24,693) (140) (69) 11,263 (17,883)
Net operating income/(loss) 6,129 699 264 497 (90) (40) 198 7,656
Additions to PP&E, intangibles and equity
accounted investments 1,579 779 1,522 189 608 101 0 4,779

Equinor third quarter 2024

Third quarter 2023
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 42 183 65 25,611 2 20 0 25,924
Revenues and other income inter-segment 7,904 1,809 1,064 107 8 8 (10,902) 0
Net income/(loss) from equity accounted
investments 0 (2) 0 (6) (16) 0 0 (25)
Other income (9) 0 32 (0) 0 101 0 124
Total revenues and

other income
7,938 1,990 1,162 25,712 (5) 129 (10,902) 26,024
Purchases [net of inventory variation] (1) 58 0 (22,987) 0 0 10,661 (12,269)
Operating, selling, general and
administrative expenses (788) (541) (293) (1,181) (103) (76) 267 (2,715)
Depreciation and amortisation (1,107) (594) (472) (217) (3) (34) 0 (2,426)
Net impairment (losses)/reversals (588) 0 290 (346) (300) 0 0 (943)
Exploration expenses (120) (75) (23) 0 0 0 0 (218)
Total operating expenses (2,604) (1,152) (496) (24,730) (406) (110) 10,928 (18,571)
Net operating income/(loss) 5,335 838 666 982 (412) 18 27 7,453
Additions to PP&E, intangibles and equity
accounted investments 1,421 888 338 342 193 24 0 3,206

Equinor third quarter 2024

First nine months 2024
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 178 471 202 75,000 53 64 0 75,967
Revenues inter-segment 24,143 4,680 2,768 261 15 24 (31,890) 0
Net income/(loss) from equity accounted
investments 0 11 0 (42) 75 (0) 0 43
Other income 65 (1) 30 0 0 16 0 110
Total revenues and

other income

24,386 5,160 2,999 75,218 142 104 (31,890) 76,120
Purchases [net of inventory variation] 0 21 0 (68,614) 0 (0) 31,421 (37,171)
Operating, selling, general and
administrative expenses (2,718) (1,496) (885) (3,741) (538) (96) 571 (8,903)
Depreciation and amortisation (3,572) (1,526) (1,199) (712) (26) (105) 0 (7,140)
Net impairment (losses)/reversals 0 0 0 191 (55) (7) 0 129
Exploration expenses (336) (437) (68) 0 0 0 0 (841)
Total operating expenses (6,626) (3,438) (2,152) (72,875) (618) (209) 31,992 (53,927)
Net operating income/(loss) 17,760 1,722 847 2,343 (476) (105) 101 22,192
Additions to PP&E, intangibles and equity
accounted investments 4,413 2,295 2,211 585 1,593 183 0 11,281

Equinor third quarter 2024

First nine months 2023
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 159 696 201 76,869 16 64 0 78,005
Revenues inter-segment 28,219 4,412 2,920 324 8 25 (35,909) 0
Net income/(loss) from equity accounted
investments 0 33 0 24 (27) 0 0 30
Other income (113) 1 32 23 0 142 0 85
Total revenues and

other income
28,264 5,143 3,153 77,240 (3) 231 (35,909) 78,120
Purchases [net of inventory variation] (1) (25) 0 (69,439) 0 (1) 35,095 (34,371)
Operating, selling, general and
administrative expenses (2,702) (1,636) (870) (3,532) (283) (218) 720 (8,521)
Depreciation and amortisation (3,285) (1,520) (1,273) (669) (6) (102) 0 (6,855)
Net impairment (losses)/reversals (588) 0 290 (350) (300) (10) 0 (957)
Exploration expenses (337) 35 (91) 0 0 0 0 (394)
Total operating expenses (6,914) (3,146) (1,944) (73,990) (589) (330) 35,815 (51,098)
Net operating income/(loss) 21,350 1,996 1,210 3,250 (591) (99) (94) 27,022
Additions to PP&E, intangibles and equity
accounted investments 4,362 3,453 874 626 1,311 102 0 10,730

Equinor third quarter 2024

Changes to accounting assumptions
Management’s future commodity price assumptions and currency assumptions are used for value in use impairment testing. While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management’s best estimate of the price and currency development over the life of the Group’s assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management’s best estimate also takes into consideration a range of external forecasts.
Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the second quarter of 2024. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the table below as price-points on price curves. Previous price-points applied from the second quarter of 2023 up to and including the first quarter of 2024 are provided in brackets.
Further, with effect from the second quarter of 2024, Equinor implemented new long-term exchange rates. The USD/NOK rate was revised to 10.0 (previously 8.5), the EUR/NOK rate was revised to 11.5 (previously 10.0) and the USD/GBP rate was revised to 1.30
(previously 1.35).

This conclusion was supported by the historical 5-year average and forward spot prices in the currency market.
Year

Prices in real terms
1)
2030 2040 2050
Brent Blend (USD/bbl) 80 (80) 75 (75) 70 (70)
European gas (USD/mmBtu) - TTF 8.3 (9.4) 9.5 (9.8) 9.5 (9.8)
Henry Hub (USD/mmBtu) 4.3 (4.5) 4.5 (4.4) 4.5 (4.4)
Electricity Germany (EUR/MWh) 71 (80) 74 (73) 74 (73)
EU ETS (EUR/tonne) 101 (107) 136 (131) 165 (153)
1) Basis year 2024, i.e prices have been adjusted for inflation and are presented in real 2024 terms.
Non-current assets by country
At 30 September At 31 December
(in USD million) 2024 2023
Norway 33,035 32,977
USA 14,115 12,587
Brazil 11,307 10,871
UK 5,956 5,535
Canada 1,106 1,157
Angola 1,075 1,103
Denmark 1,012 973
Argentina 733 648
Poland 603 447
Algeria 370 474
Other 254 265
Total non-current

assets
1)
69,567 67,038
1) Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.
3 Acquisitions and disposals

Acquisition and disposals
Swap of onshore oil & gas assets in the US

Equinor third quarter 2024

On 31 May 2024, Equinor and EQT Corporation closed the swap transaction in which Equinor sold its 100% interest in the Marcellus and Utica shale formations in the Appalachian Basin, located in southeastern Ohio, and transferred the operatorship to EQT. In exchange, Equinor acquired 40% of EQT’s non-operated working interest in the Northern Marcellus shale formation in Pennsylvania.
Following the transaction, Equinor increased its average working interest from 15.7% to 25.7% in certain Chesapeake-operated
Northern Marcellus gas units. Equinor paid a cash consideration of USD 467 million (net of interim period settlement) to EQT to balance the overall transaction. With this transaction, Equinor continues to high-grade the US portfolio and work to strengthen the profitability of the onshore gas position in the Appalachian Basin. The assets acquired and liabilities assumed were recognised in accordance with the principles in IFRS 3 Business Combinations within the E&P USA segment, mainly as property, plant, and equipment (USD 750 million) and intangible assets (USD 505 million).
Swap of US Offshore Wind assets
On 24 January 2024, Equinor entered into a swap agreement with bp to acquire bp’s 50% share and take full ownership of Empire
Offshore Wind Holdings LLC, including the Empire Wind lease and projects (Empire Wind), in exchange for its 50% share in Beacon
Wind Holdings LLC, including the Beacon Wind lease and projects (Beacon Wind). Equinor also agreed to acquire bp's 50% interest in the South Brooklyn Marine Terminal (SBMT) lease. Based on the agreement, Equinor controls and has consolidated Empire Wind and SBMT from the first quarter of 2024 and has divested its 50% share of Beacon Wind. The swap of Empire Wind and Beacon Wind was formally closed on 4 April. The acquisitions were accounted for as asset acquisitions, and previous holdings were not revalued.
The swap resulted in a combined loss of USD 147 million in the first quarter 2024, recognised in the REN segment and presented in the line item Operating expenses in the Consolidated statement of income.
Held for sale
Divestment of interest in Azerbaijan
On 22 December 2023, Equinor entered into an agreement with

the State Oil Company of the Republic of Azerbaijan

(SOCAR) to sell
its interest in its Azerbaijan assets. The assets comprise a 7.27% non-operated interest in the Azeri Chirag Gunashli (ACG) oil fields in the

Azerbaijan

sector

of

the

Caspian

Sea,

8.71%

interest

in

the

Baku-Tbilisi-Ceyhan

(BTC)

pipeline

and

50%

in

the

Karabagh

oil
field. Closing is

expected during

2024 subject

to regulatory

and contractual

approvals. The

assets have

been classified

as held

for
sale since the fourth quarter 2023.
4 Revenues

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the third quarter of 2024 to the country of the legal entity executing the sale, Norway and the USA accounted for 77% and 20%, respectively, of such revenues (80% and 18%, respectively, for the second quarter of 2024 and 78% and 20%, respectively, for the third quarter of 2023). For the first nine months of 2024, Norway and the USA accounted for 79% and 19% of such revenues, respectively, compared to 80% and 17%, respectively, for the first nine months of 2023. Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment MMP.
Revenues from contracts with customers and other revenues
Quarters First nine months
(in USD million) Q3 2024 Q2 2024 Q3 2023 2024 2023
Crude oil 15,017 15,633 15,999 44,916 41,165
Natural gas 5,134 4,888 4,292 15,082 19,789

- European gas
4,247 3,967 3,728 12,390 17,378

- North American gas
225 199 217 729 813

- Other incl. Liquefied natural gas
662 723 347 1,962 1,598
Refined products 2,418 2,045 2,528 6,686 7,373
Natural gas liquids 1,804 1,806 2,095 5,707 6,258
Power
1)
378 405 419 1,346 1,720
Transportation 300 387 272 1,056 1,120
Other sales
1)
128 92 46 304 362
Revenues from contracts with customers 25,178 25,255 25,650 75,096 77,786
Total other revenues
2)
238 207 274 871 219
Revenues 25,416 25,462 25,924 75,967 78,005

Equinor third quarter 2024

1) As from 1 January 2024, the line item Power has been disaggregated from the line item Other sales. 2023 figures have been disaggregated
accordingly.
2) This item mainly relates to commodity derivatives and change in fair value, less cost to sell, of commodity inventories held for trading purposes.

Equinor third quarter 2024

5 Financial items

Quarters First nine months
(in USD million)
Q3 2024 Q2 2024 Q3 2023 2024 2023
Net foreign currency exchange gains/(losses) (243) (193) (12) (133) 1,140
Interest income and other financial income 460 495 580 1,515 1,788
Gains/(losses) on financial investments 348 21 (54) 363 (16)
Gains/(losses) other derivative financial instruments

170 (54) (89) 42 (94)
Interest and other finance expenses (370) (394) (412) (1,181) (1,292)
Net financial items 365 (126) 13 606 1,525
Equinor reported Net foreign currency exchange losses in the first nine months of 2024 compared to a Net foreign currency exchange gain in the first nine months of 2023. The change is due to a combination of both a lesser strengthening of USD versus NOK and changes in underlying NOK positions.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 September 2024, USD 1,06 billion were utilised compared to USD 1.9 billion utilised as of 31 December 2023.
6 Income taxes
Quarters First nine months
(in USD million)
Q3 2024 Q2 2024 Q3 2023 2024 2023
Income/(loss) before tax 7,271 7,530 7,466 22,798 28,547
Income tax (4,986) (5,658) (4,965) (15,969) (19,251)
Effective tax rate

68.6%

75.1%

66.5%
70.0% 67.4%
The effective reported tax rate of 70.0% for the first nine months of 2024 increased compared to 67.4% in 2023 due to higher share of income from jurisdictions with high tax rates and currency effects in entities that are taxable in other currencies than the functional currency.
The effective reported tax rate of 68.6% for the third quarter of 2024 increased compared to 66.5% in 2023. The increase was mainly due to higher share of income from jurisdictions with high tax rates.

Equinor third quarter 2024

7 Provisions and contingent items

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have increased by approximately USD 0.5 billion to USD 12.8 billion at 30
September 2024 compared to year-end 2023, mainly due to change in estimates. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.
Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company’s best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.
8 Capital distribution
Dividend for the third quarter 2024
On 23 October 2024, the board of directors resolved to declare an ordinary cash dividend for the third quarter of 2024 of USD 0.35 per share and an extraordinary cash dividend of USD 0.35 per share. The Equinor shares will be traded ex-dividend 13 February 2025 on the Oslo Børs and 14 February for ADR holders on the New York Stock Exchange. Record date will be 14 February 2025 and payment date will be 28 February 2025.
Share buy- back programme 2024
Based on the authorisation from the annual general meeting on 14 May 2024, the board of directors will on a quarterly basis decide on share buy-back tranches. The 2024-2025 buy-back programme is up to USD 10,000-12,000 million in total, with up to USD 6,000 million for 2024, including shares to be redeemed from the Norwegian State.
During the first six months, Equinor launched the first two tranches of USD 2,800 million in total, of which USD 786 million was acquired in the market in first six months and USD 138 million was acquired in third quarter. In July 2024, Equinor launched the third tranche of USD 1,600 million including shares to be redeemed from the Norwegian state, and entered into an irrevocable agreement with a third party to purchase shares for USD 528 million in the market. Of this third tranche, shares for USD 403 million have been purchased in the market and settled at 30 September 2024, whereas USD 528 million have been recognised as reduction in equity.
The market execution of the third tranche was completed in October 2024.

On 23 October 2024, the board of directors decided to initiate a fourth and final share buy-back tranche of up to USD 1,600 million for
2024, including shares to be redeemed from the Norwegian state. The fourth tranche will start 25 October 2024 and will end no later than 31 January 2025.
In order to maintain the Norwegian states ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2023 programme as well as the first tranche of the 2024 programme was redeemed and cancelled through a capital reduction by the annual general meeting on 14 May 2024. The Norwegian state share of USD 3,956 million (NOK 42,801 million) following the capital reduction was settled in July 2024. A proportionate share of the second, third and fourth tranche of the 2024 programme will be redeemed and cancelled at the annual general meeting in May 2025.
First nine months
Equity impact of share buy-back programmes (in USD million) 2024 2023
First tranche 396 330
Second tranche 528 550
Third tranche 528 550
Norwegian state share
1)
3,956 3,705
Total 5,408 5,135
1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme

Equinor third quarter 2024

9 Subsequent events
Acquisition of shares in Ørsted A/S
Equinor has acquired 41,197,344 shares in Ørsted A/S, corresponding to 9.8% of the shares and votes in the company. Ørsted A/S, a leading developer and operator in renewables, is a Danish listed company.

Equinor’s ownership position has been built over time,
through a combination of market purchases and a block trade. The shares will be recognised as Non-current financial investment at fair value. Fair value at the date when these condensed interim financial statements were authorised for issue was USD 2.6 billion.

Equinor’s international portfolio
In the fourth quarter 2023, Equinor announced that it had entered into an agreement with Chappal Energies for the sale of Equinor
Nigeria Energy Company (ENEC). ENEC holds a 53.85% ownership stake in oil and gas lease OML 128, including the unitised
20.21% stake in the Agbami oil field, operated by Chevron. The closing of the transaction is subject to the satisfaction of certain conditions, including all regulatory and contractual approvals, and will lead to Equinor effectively exiting the country. During the period from the end of September 2024 and up to the date when these condensed interim financial statements were authorised for issue, the uncertainty related to closing of the transaction has been reduced. Equinor’s assets in Nigeria have therefore met the requirements for classification as held for sale after the reporting period. ENEC is reported within the E&P International segment.

Equinor third quarter 2024

SUPPLEMENTARY

DISCLOSURES

Exchange rates
Quarters Change First nine months
Exchange rates
Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
USD/NOK average daily exchange rate 10.7107 10.7440 10.4818 2% 10.6549 10.4699 2%
USD/NOK period-end exchange rate 10.5078 10.6460 10.6225 (1%) 10.5078 10.6225 (1%)
EUR/USD average daily exchange rate 1.0982 1.0764 1.0880 1% 1.0872 1.0832 0%
EUR/USD period-end exchange rate 1.1196 1.0705 1.0594 6% 1.1196 1.0594 6%
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS Accounting Standards in the case of Equinor). The following financial measures included in this report may be considered non-GAAP financial measures:
Adjusted operating income (previously named Adjusted earnings) is based on net operating income/(loss) and adjusts for certain items affecting the income for the period to separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the individual reporting period. Management believes adjusted operating income provides an indication of Equinor’s underlying operational performance and facilitates comparison of operational trends between periods. The name of this measure was changed in 2024 to eliminate confusion regarding the basis of the calculation; additionally, one adjusting item was removed from the calculation of the measure, as detailed below in the Amended principles section.
Adjusted operating income after tax (previously named Adjusted earnings after tax) – equals the sum of net operating income/(loss) less income tax within reporting segments and includes adjustments to net operating income/(loss) along with related tax effects on these adjustments. The name of this measure was changed in 2024 in line with the change of the name of the pre-tax measure above . Adjusted operating income after tax excludes net financial items and the associated tax effects on net financial items.
It is based on adjusted operating income less the tax effects on all elements included in adjusted operating income (tax effects of adjusting items are computed using estimated tax rates applicable to each item and tax regime to derive after-tax adjusted operating income). In addition, tax effects related to tax exposure items not related to the individual reporting period are excluded from adjusted operating income after tax. Management believes adjusted operating income after tax provides an indication of Equinor’s underlying operational performance after tax and facilitates comparisons of operational trends after tax between periods as it reflects the tax charge associated with operational performance excluding the impact of financing. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS Accounting
Standards will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted operating income after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.
Adjusted net income is based on net income/(loss) and provides additional transparency to Equinor’s underlying financial performance by also including net financial items and the associated tax effects. This measure includes adjustments made to arrive at adjusted operating income after tax, in addition to specific adjustments related to net financial items. Management believes this measure provides an indication of Equinor’s underlying financial performance including the impact from financing and facilitates comparison of trends between periods.
Adjusted Earnings Per Share (Adjusted EPS)

is computed by dividing Adjusted net income by the weighted average number of shares outstanding during the period. Earnings per share is a metric that is frequently used by investors, analysts and other parties to assess a company's profitability per share. Management believes this measure provides an indication of Equinor’s underlying financial performance including the impact from financing and facilitates comparison of trends between periods.
Management believes the above measures provides an indication of Equinor’s underlying operational and financial performance and facilitates the comparison of trends between periods.

Equinor third quarter 2024

The above measures are supplementary measures and should not be viewed in isolation or as substitutes for net operating income/(loss), net income/(loss) and earnings per share, which are the most directly comparable IFRS Accounting Standards measures. The reconciliation tables later in this report reconcile the above non-GAAP measures to the most directly comparable IFRS
Accounting Standards measure or measures. There are material limitations associated with the above measures compared with the
IFRS Accounting Standards measures, as these non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are required to evaluate its profitability on an overall basis. The non-GAAP measures are only intended to be indicative of the underlying developments in trends of our on-going operations.
Amended principles for Adjusted operating income with effect from the first quarter of 2024:
Equinor has made the following changes to the items adjusted for within Adjusted operating income:
With effect from the first quarter of 2024, Equinor no longer adjusts for over-/underlift to arrive at adjusted operating income. Over-
/underlift is presented using the sales method. The sales revenues and associated costs are reflected in adjusted operating income when the physical volumes are lifted and sold rather than when they are produced, in line with IFRS Accounting Standards. Removing this adjustment is the result of a comprehensive materiality assessment and an effort to streamline our reporting. This change is part of our ongoing commitment to improve the alternative performance measures we present, ensuring that the adjustments are meaningful to users of the financial statements and supplementary information.
These changes have been applied retrospectively to the comparative figures. This change only affects the E&P Norway and E&P
International reporting segments and does not impact the comparative figures of other segments.
Impact of change Q3 2023 First nine months 2023
E&P Norway As reported Impact Restated As reported Impact Restated
Adjusted total revenues and other income 8,164 (206) 7,958 28,342 52 28,393
Over-/underlift 206 (206)

-

(52) 52

-

Adjusted operating and administrative expenses (849) 61 (788) (2,713) 10 (2,702)
Over-/underlift (61) 61

-

(10) 10

-

Adjusted operating income/(loss) 6,087 (145) 5,942 22,005 62 22,068
Adjusted operating income/(loss) after tax 1,343 (31) 1,312 4,924 12 4,937
Impact of change Q3 2023 First nine months 2023
E&P International As reported Impact Restated As reported Impact Restated
Adjusted total revenues and other income 1,849 134 1,983 5,003 40 5,044
Over-/underlift (134) 134

-

(40) 40

-

Adjusted operating and administrative expenses (458) (83) (541) (1,356) 3 (1,353)
Over-/underlift 83 (83)

-

(3) 3

-

Adjusted operating income/(loss) 809 51 860 2,174 43 2,217
Adjusted operating income/(loss) after tax 646 27 673 1,395 10 1,404
Impact of change Q3 2023 First nine months 2023
Equinor group
As reported

Impact

Restated

As reported

Impact

Restated

Adjusted total revenues and other income 25,735 (72) 25,663 77,388 92 77,480
Over-/underlift 72 (72)

-

(92) 92

-

Adjusted operating and administrative expenses (2,703) (21) (2,724) (8,305) 14 (8,291)
Over-/underlift 21 (21)

-

(14) 14

-

Adjusted operating income/(loss) 8,024 (93) 7,930 27,539 106 27,645
Adjusted operating income/(loss) after tax 2,731 (5) 2,727 8,492 24 8,515
Effective tax rates on adjusted operating income 66.0% -0.3% 65.6% 69.2% 0.0% 69.2%
No other line items or segments were affected by the change.
Adjusted operating income adjust for the following items:

Equinor third quarter 2024

●
Changes in fair value

of derivatives:

In the ordinary

course of business, Equinor

enters into commodity derivative

contracts to
manage the price risk exposure relating to future sale and purchase contracts.

These commodity derivatives are measured at fair
value at each

reporting date, with

the movements in

fair value recognised

in the income

statement. By contrast, the

related sale
and purchase contracts are

not recognised until the

transaction occurs resulting in

timing differences. Therefore, with

effect from
the first

quarter of

2023, the

unrealised movements

in the

fair value

of these

commodity derivative

contracts are

excluded from
adjusted operating

income and

deferred until

the time

of the

physical delivery

to minimise

the effect

of these

timing differences.
Further,

embedded

derivatives

within

certain

gas

contracts

and

contingent

consideration

related

to

historical

divestments

are
carried at fair value. Any

accounting impacts resulting from such changes

in fair value are also

excluded from adjusted operating
income, as these fluctuations are not indicative of the underlying performance of the business.
●
Periodisation of inventory hedging effect:

Equinor enters into derivative contracts to manage price risk exposure relating to its
commercial storage.

These derivative

contracts are

carried at

fair value

while the

inventories are

accounted for

at the

lower of
cost or market price.

An adjustment is made

to align the valuation

principles of inventories with

related derivative contracts. The
adjusted

valuation

of

inventories

is

based

on

the

forward

price

at

the

expected

realisation

date.

This

is

so

that

the

valuation
principles between commercial storages and derivative contracts are better aligned.
●
The operational storage

is not

hedged and

is not

part of

the trading

portfolio. Cost

of goods

sold is

measured based

on the
FIFO (first-in, first-out) method,

and includes realised gains

or losses that arise

due to changes

in market prices.

These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and

reversal of

impairment

are excluded

from adjusted

operating income

since they

affect the

economics of

an
asset

for

the

lifetime

of

that

asset,

not

only

the

period

in

which

it

is

impaired,

or

the

impairment

is

reversed.

Impairment

and
reversal

of

impairment

can

impact

both

the

exploration

expenses

and

the

depreciation,

amortisation

and

net

impairment

line
items.
●
Gain or

loss from

sales of

assets

is eliminated

from the

measure since

the gain

or loss

does not

give an

indication of

future
performance or

periodic performance;

such a

gain or

loss is

related to

the cumulative

value creation

from the

time the

asset is
acquired until it is sold.
●
Eliminations (Internal unrealised profit

on inventories):

Volumes derived

from equity oil inventory

vary depending on several
factors and

inventory strategies,

i.e., level

of crude

oil in

inventory,

equity oil

used in

the refining

process and

level of

in-transit
cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated
according

to

IFRS

Accounting

Standards

(write

down

to

production

cost).

The

proportion

of

realised

versus

unrealised

gain
fluctuates

from one

period

to

another

due

to

inventory strategies

and consequently

impact net

operating income/(loss).

Write-
down to production

cost is not

assessed to be

a part of

the underlying operational

performance, and elimination of

internal profit
related to equity volumes is excluded in adjusted operating income.
●
Other

items

of

income

and

expense

are

adjusted

when

the

impacts

on

income

in

the

period

are

not

reflective

of

Equinor’s
underlying operational performance in

the reporting period.

Such items may

be unusual or

infrequent transactions, but they

may
also include transactions

that are significant

which would not

necessarily qualify as

either unusual or

infrequent. However,

other
items adjusted

do not

constitute normal,

recurring income

and operating

expenses for

the company.

Other items

are carefully
assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
●
Change in accounting policy

is adjusted when the impacts on income in the period are unusual or infrequent, and not reflective
of Equinor’s underlying operational performance in the reporting period.
Adjusted net income incorporates the adjustments above, as well as the following items impacting net financial items:
●
Changes

in

fair

value

of

financial

derivatives

used

to

hedge

interest

bearing

instruments.

Equinor

enters

into

financial
derivative contracts to

manage interest rate

risk on long

term interest-bearing liabilities

including bonds and

financial loans. The
financial

derivative

contracts

(hedging

instruments)

are

measured

at

fair

value

at

each

reporting

date,

with

movements

in

fair
value

recognised

in

the

income

statement.

The

long

term

interest-bearing

labilities

are

measured

at

amortised

cost

and

not
remeasured at fair

value at

each reporting date.

This creates

measurement differences

and therefore the

movements in the

fair
value of these

financial derivative contracts

and associated tax

effects are

excluded from the

calculation of adjusted

net income
and

deferred

until

the

time

the

underlying

instrument

is

matured,

exercised,

or

settled.

Management

believes

that

this
appropriately

reflects

the

economic

effect

of

these

risk

management

activities

in

each

period

and

provides

an

indication

of
Equinor’s underlying financial performance.
●
Foreign currency gains/losses

on positions used

to manage currency

risk exposure related

to future payments

in NOK
and foreign currency gains/losses on certain intercompany bank balances. Foreign currency gains/losses on positions used to manage currency risk exposure (cash

equivalents/financial investments and related currency derivatives where applicable),

as
well

as

currency

gains/losses

on

certain

intercompany

bank

balances

are

eliminated

from

adjusted

net

income.

The

currency
effects on intercompany bank balances are mainly due to a large part of Equinor’s operations having NOK as functional currency,
and

the

effects

are

offset

within

equity

as

other

comprehensive

income

arising

on

translation

from

functional

currency

to
presentation currency

USD. These

currency effects

increase volatility

in financial

performance, which

does not

reflect Equinor’s
underlying

financial

performance.

Management

believes

that

these

adjustments

remove

periodic

fluctuations

in

Equinor’s
adjusted net income.

Net

debt

to

capital

employed

ratio
–

In

Equinor’s

view,

net

debt

ratios

provide

a

more

informative

picture

of

Equinor’s

financial
strength than gross interest-bearing financial

debt. Three different net

debt to capital ratios

are presented in this

report: 1) net debt

to
capital employed,

2) net

debt to

capital employed

adjusted, including

lease liabilities,

and 3)

net debt

to capital

employed adjusted.

Equinor third quarter 2024

These calculations are all based on Equinor’s gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet and exclude cash, cash equivalents and current financial investments.
The following

adjustments are

made in

calculating the

net debt

to capital

employed adjusted,

including lease

liabilities ratio

and the
net debt to

capital employed adjusted

ratio: collateral deposits

(classified as Cash

and cash equivalents

in the Consolidated

balance
sheet),

and

financial

investments

held

in

Equinor

Insurance

AS

(classified

as

Current

financial

investments

in

the

Consolidated
balance

sheet)

are

treated

as

non-cash

and

excluded

from

the

calculation

of

these

non-GAAP

measures.

Collateral

deposits

are
excluded since they relate

to certain requirements of exchanges

where Equinor is trading

and presented as restricted

cash. Financial
investments

in

Equinor

Insurance

are

excluded

as

these

investments

are

not

readily

available

for

the

group

to

meet

short

term
commitments. These adjustments result in a

higher net debt figure and

in Equinor’s view provides a more prudent

measure of the net
debt to

capital employed

ratio than

would be

the case

without such

exclusions. Additionally,

lease liabilities

are further

excluded in
calculating the net debt to capital employed adjusted ratio. The table Calculation of capital employed and net debt to capital employed
ratio later in this

report details the

calculations for these non-GAAP

measures and reconciles them

with the most directly

comparable
IFRS Accounting Standards financial measure or measures.
Organic capital

expenditures

(organic investments/capex)

– Capital

expenditures, defined

as Additions

to

PP&E, intangibles

and
equity

accounted

investments

as

presented

in

note

2

Segments

to

the

Condensed

interim

financial

statements.

Organic

capital
expenditures

are

capital

expenditures

excluding

expenditures

related

to

acquisitions,

leased

assets

and

other

investments

with
significantly

different

cash

flow

patterns.

Equinor

believes

this

measure

gives

stakeholders

relevant

information

to

understand

the
company’s investments in

maintaining and developing

its assets. Forward-looking

organic capital expenditures included

in this report
are not

reconcilable to

its most

directly comparable

IFRS Accounting

Standards measure

without unreasonable

efforts, because

the
amounts excluded from such IFRS Accounting Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
Gross

capital

expenditures

(gross

capex)
–

Gross

capital

expenditures

represent

capital

expenditures,

defined

as

Additions

to
PP&E,

intangibles

and

equity

accounted

investments

as

presented

in

the

financial

statements,

excluding

additions

to

right

of

use
assets related to leases and capital expenditures financed through government grants. Equinor adds the proportionate share of capital expenditures

in

equity

accounted

investments

not

included

in

Additions

to

PP&E,

intangibles

and

equity

accounted

investments.
Equinor

believes

that

by

excluding

additions

to

right

of

use

assets

related

to

leases,

this

measure

better

reflects

the

company's
investments in the business

to drive growth. Forward-looking

gross capital expenditures included

in this report are

not reconcilable to
its most directly comparable

IFRS measure without unreasonable efforts,

because the amounts included

or excluded from such IFRS
measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
Cash flows

from operations

after taxes

paid (CFFO

after taxes

paid)
represents, and

is used

by management,

to evaluate

cash
generated

from

operating

activities

after

taxes

paid,

which

is

available

for

investing

activities,

debt

servicing

and

distribution

to
shareholders. Cash

flows from

operations after

taxes paid

is

not a

measure of

our liquidity

under IFRS

Accounting Standards

and
should not be

considered in isolation

or as a

substitute for an

analysis of our

results as reported

in this report.

Our definition of

Cash
flows from

operations after

taxes paid

is limited

and does

not represent

residual cash

flows available

for discretionary

expenditures.
The

table

Calculation

of

CFFO

after

taxes

paid

and

net

cash

flow

later

in

this

report

provides

a

reconciliation

of

Cash

flows

from
operations after

taxes paid

to its

most directly

comparable IFRS

Accounting Standards

measure, Cash

flows provided

by operating
activities

before

taxes

paid

and

working

capital

items,

as

of

the

specified

dates.

Forward-looking

cash

flows

from

operations

after
taxes

paid

included

in

this

report are

not

reconcilable

to

its

most

directly

comparable

IFRS measure

without unreasonable

efforts,
because the amounts included or excluded

from such IFRS measure to determine

cash flows from operations after taxes

paid cannot
be predicted with reasonable certainty.
Net cash

flow
- Net

cash flow

represents, and

is used

by management

to evaluate,

cash generated

from operational

and investing
activities

available

for

debt

servicing

and

distribution

to

shareholders.

Net

cash

flow

is

not

a

measure

of

our

liquidity

under

IFRS
Accounting Standards

and should

not be

considered in

isolation or

as a

substitute for

an analysis

of our

results as

reported in

this
report. Our

definition of

Net cash

flow is

limited and

does not

represent residual

cash flows

available for

discretionary expenditures.
The table

Calculation of

CFFO after

taxes paid

and net

cash flow

later in

this report

provides a

reconciliation of

Net cash

flow to

its
most

directly

comparable IFRS

Accounting

Standards

measure, Cash

flows

provided

by

operating

activities

before

taxes

paid

and
working capital items, as of the specified dates.
For more information on our definitions and use of non-GAAP financial measures, see section 5.6 Use and reconciliation of non-
GAAP financial measures in Equinor's 2023 Integrated Annual Report.

Equinor third quarter 2024

Reconciliation of adjusted operating income
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss) in the
third quarter of 2024
Equinor
group
E&P Norway

E&P
Internationa
l E&P USA MMP REN
Other

(in USD million)
Net operating income/(loss) 6,905 5,875 407 207 544 (166) 39
Total revenues and

other income
25,446 8,081 1,597 943 25,204 33 (10,413)
Adjusting items 72 - - - 72 - -
Changes in fair value of derivatives 135 - - - 135 - -
Periodisation of inventory hedging effect (64) - - - (64) - -
Adjusted total revenues and other income 25,518 8,081 1,597 943 25,276 33 (10,413)
Purchases [net of inventory variation] (13,104) 0 11 - (23,440) - 10,325
Adjusting items 1 - - - 71 - (70)
Operational storage effects 71 - - - 71 - -
Eliminations (70) - - - - - (70)
Adjusted purchases [net of inventory variation] (13,103) 0 11 - (23,369) - 10,255
Operating and administrative expenses

(2,822) (871) (519) (314) (1,136) (144) 162
Adjusting items 17 - - 0 17 0 -
Provisions 17 - - - 17 - -
Adjusted operating and administrative expenses

(2,805) (871) (519) (314) (1,119) (144) 162
Depreciation, amortisation and net impairments (2,318) (1,193) (544) (408) (85) (55) (34)
Adjusting items (108) - - - (158) 50 -
Impairment 50 - - - - 50 -
Reversal of Impairment (158) - - - (158) - -
Adjusted depreciation, amortisation and net
impairments
(2,426) (1,193) (544) (408) (243) (5) (34)
Exploration expenses (296) (143) (138) (15) - - -
Adjusting items - - - - - - -
Adjusted exploration expenses (296) (143) (138) (15) - - -
Sum of adjusting items (19) - - 0 2 50 (70)
Adjusted operating income/(loss) 6,887 5,875 407 207 545 (115) (31)
Tax on adjusted

operating income
(4,844) (4,538) (81) (46) (199) 17 4
Adjusted operating income/(loss) after tax 2,042 1,337 326 160 346 (99) (28)

Equinor third quarter 2024

Items impacting net operating income/(loss) in the
third quarter of 2023
Equinor
group E&P Norway
E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Net operating income/(loss) 7,453 5,335 838 666 982 (412) 45
Total revenues and

other income
26,024 7,938 1,990 1,162 25,712 (5) (10,773)
Adjusting items (361) 20 (6) (32) (341) - (1)
Changes in fair value of derivatives (206) 20 (6) - (219) - -
Periodisation of inventory hedging effect (22) - - - (22) - -
Other adjustments (100) - - - (100) - -
Gain/loss on sale of assets (33) - - (32) - - (1)
Adjusted total revenues and other income
1)
25,663 7,958 1,983 1,130 25,371 (5) (10,773)
Purchases [net of inventory variation] (12,269) (1) 58 - (22,987) - 10,661
Adjusting items (123) - - - (97) - (27)
Operational storage effects (92) - - - (92) - -
Provisions (5) - - - (5) - -
Eliminations (27) - - - - - (27)
Adjusted purchases [net of inventory variation] (12,392) (1) 58 - (23,083) - 10,634
Operating and administrative expenses (2,715) (788) (541) (293) (1,181) (103) 191
Adjusting items (10) - (0) - (13) 4 -
Other adjustments 4 - - - - 4 -
Provisions (13) - - - (13) - -
Adjusted operating and administrative expenses
1)
(2,724) (788) (541) (293) (1,195) (100) 191
Depreciation, amortisation and net impairments (3,369) (1,695) (594) (181) (562) (303) (34)
Adjusting items 943 588 - (290) 346 300 -
Impairment 1,234 588 - - 346 300 -
Reversal of impairment (290) - - (290) - - -
Adjusted depreciation, amortisation and net
impairments
(2,426) (1,107) (594) (472) (217) (3) (34)
Exploration expenses (218) (120) (75) (23) - - -
Adjusting items 28 - 28 - - - -
Impairment 28 - 28 - - - -
Adjusted exploration expenses (190) (120) (47) (23) - - -
Sum of adjusting items
1)
477 608 22 (323) (106) 304 (27)
Adjusted operating income/(loss)
1)
7,930 5,942 860 343 876 (108) 18
Tax on adjusted

operating income
1)
(5,203) (4,631) (187) (82) (333) 11 17
Adjusted operating income/(loss) after tax
1)
2,727 1,312 673 261 543 (97) 35
1) Restated for Equinor group, E&P Norway and E&P International due to amended principles for ‘over-/underlift'. For further information see Amended
principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the

Supplementary disclosures.

Equinor third quarter 2024

Items impacting net operating income/(loss) in the
second quarter of 2024
Equinor
group
E&P Norway

E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Net operating income/(loss) 7,656 6,129 699 264 497 (90) 158
Total revenues and

other income
25,538 8,426 1,909 1,001 25,190 49 (11,036)
Adjusting Items (1) - - - (1) - -
Changes in fair value of derivatives (10) - - - (10) - -
Periodisation of inventory hedging effect 9 - - - 9 - -
Adjusted total revenues and other income 25,538 8,426 1,909 1,001 25,189 49 (11,036)
Purchases [net of inventory variation] (12,145) 0 (23) - (23,206) - 11,084
Adjusting Items (179) - - - 19 - (198)
Operational storage effects 19 - - - 19 - -
Eliminations (198) - - - - - (198)
Adjusted purchases [net of inventory variation] (12,325) 0 (23) - (23,187) - 10,886
Operating and administrative expenses (3,110) (982) (582) (291) (1,279) (122) 145
Adjusting Items 40 - - (0) 40 0 -
Provisions 40 - - - 40 - -
Adjusted operating and administrative expenses (3,070) (982) (582) (291) (1,238) (122) 145
Depreciation, amortisation and net impairments (2,348) (1,206) (453) (427) (209) (18) (35)
Adjusting Items (33) - - - (33) - -
Reversal of Impairment (33) - - - (33) - -
Adjusted depreciation, amortisation and net
impairments
(2,382) (1,206) (453) (427) (242) (18) (35)
Exploration expenses (279) (109) (151) (19) - - -
Adjusting Items - - - - - - -
Adjusted exploration expenses (279) (109) (151) (19) - - -
Sum of adjusting items (173) - - (0) 25 0 (198)
Adjusted operating income/(loss) 7,482 6,129 699 264 521 (90) (40)
Tax on adjusted

operating income
(5,329) (4,764) (225) (72) (285) 6 11
Adjusted operating income/(loss) after tax 2,153 1,364 474 192 237 (85) (29)

Equinor third quarter 2024

Items impacting net operating income/(loss) in the
first nine months of 2024
Equinor
group E&P Norway
E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Net operating income/(loss) 22,192 17,760 1,722 847 2,343 (476) (4)
Total revenues and

other income
76,120 24,386 5,160 2,999 75,218 142 (31,787)
Adjusting items (275) - - - (275) - -
Changes in fair value of derivatives (318) - - - (318) - -
Periodisation of inventory hedging effect 43 - - - 43 - -
Adjusted total revenues and other income 75,845 24,386 5,160 2,999 74,943 142 (31,787)
Purchases [net of inventory variation] (37,171) 0 21 - (68,614) - 31,421
Adjusting items (70) - - - 31 - (101)
Operational storage effects 31 - - - 31 - -
Eliminations (101) - - - - - (101)
Adjusted purchases [net of inventory variation] (37,242) 0 21 - (68,583) - 31,319
Operating and administrative expenses

(8,903) (2,718) (1,496) (885) (3,741) (538) 475
Adjusting items 196 - - 0 46 151 -
Other adjustments 3 - - - - 3 -
Gain/loss on sale of assets 147 - - 0 - 147 -
Provisions 46 - - - 46 - -
Adjusted operating and administrative expenses

(8,707) (2,718) (1,496) (885) (3,695) (387) 475
Depreciation, amortisation and net impairments (7,011) (3,572) (1,526) (1,199) (521) (81) (112)
Adjusting items (141) - - - (191) 50 -
Impairment 50 - - - - 50 -
Reversal of impairment (191) - - - (191) - -
Adjusted depreciation, amortisation and net
impairments
(7,153) (3,572) (1,526) (1,199) (712) (31) (112)
Exploration expenses (841) (336) (437) (68) - - (0)
Adjusted exploration expenses (841) (336) (437) (68) - - (0)
Sum of adjusting items (290) - - 0 (390) 201 (101)
Adjusted operating income/(loss)* 21,902 17,760 1,722 847 1,953 (275) (105)
Tax on adjusted

operating income
(15,132) (13,737) (399) (212) (871) 37 50
Adjusted operating income/(loss) after tax* 6,770 4,022 1,324 635 1,082 (238) (55)

Equinor third quarter 2024

Items impacting net operating income/(loss) in the
first nine months of 2023
Equinor
group E&P Norway
E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Net operating income/(loss) 27,022 21,350 1,996 1,210 3,250 (591) (193)
Total revenues and

other income
78,120 28,264 5,143 3,153 77,240 (3) (35,677)
Adjusting Items (640) 129 (99) (32) (637) 0 (1)
Changes in fair value of derivatives (646) 128 (99) - (676) - -
Periodisation of inventory hedging effect 161 - - - 161 - -
Impairment from associated companies 1 - - - - 1 -
Other adjustments (100) - - - (100) - -
Gain/loss on sale of assets (56) 1 - (32) (23) (0) (1)
Adjusted total revenues and other income
1)
77,480 28,393 5,044 3,121 76,603 (3) (35,678)
Purchases [net of inventory variation] (34,371) (1) (25) - (69,439) - 35,095
Adjusting Items 40 - - - (53) - 94
Operational storage effects (48) - - - (48) - -
Provisions (5) - - - (5) - -
Eliminations 94 - - - - - 94
Adjusted purchases [net of inventory variation] (34,331) (1) (25) - (69,492) - 35,188
Operating and administrative expenses (8,521) (2,702) (1,636) (870) (3,532) (283) 502
Adjusting Items 230 - 283 22 (91) 16 -
Change in accounting policy 32 - - 22 - 10 -
Gain/loss on sale of assets 289 - 283 - - 6 -
Provisions (91) - - - (91) - -
Adjusted operating and administrative expenses
1)
(8,291) (2,702) (1,353) (849) (3,623) (266) 502
Depreciation, amortisation and net impairments (7,812) (3,873) (1,520) (983) (1,019) (306) (111)
Adjusting Items 957 588 - (290) 350 300 9
Impairment 1,247 588 - - 350 300 9
Reversal of impairment (290) - - (290) - - -
Adjusted depreciation, amortisation and net
impairments
(6,856) (3,285) (1,520) (1,273) (669) (6) (103)
Exploration expenses (394) (337) 35 (91) - - (0)
Adjusting Items 36 - 36 - - - -
Impairment 36 - 36 - - - -
Adjusted exploration expenses (357) (337) 71 (91) - - (0)
Sum of adjusting items
1)
623 717 221 (301) (432) 317 102
Adjusted operating income/(loss)*
1)
27,645 22,068 2,217 908 2,818 (275) (91)
Tax on adjusted

operating income
1)
(19,130) (17,130) (813) (214) (1,084) 30 80
Adjusted operating income/(loss) after tax*
1)
8,515 4,937 1,404 695 1,734 (245) (11)
1) Restated for Equinor group, E&P Norway and E&P International due to amended principles for ‘over-/underlift'. For further information see
Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary
disclosures.

Equinor third quarter 2024

Adjusted operating income after tax by reporting segment
Quarters
Q3 2024 Q2 2024 Q3 2023
(in USD million)
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
E&P Norway
1)
5,875 (4,538) 1,337 6,129 (4,764) 1,364 5,942 (4,631) 1,312
E&P International
1)
407 (81) 326 699 (225) 474 860 (187) 673
E&P USA 207 (46) 160 264 (72) 192 343 (82) 261
MMP 545 (199) 346 521 (285) 237 876 (333) 543
REN (115) 17 (99) (90) 6 (85) (108) 11 (97)
Other (31) 4 (28) (40) 11 (29) 18 17 35
Equinor group
1)
6,887 (4,844) 2,042 7,482 (5,329) 2,153 7,930 (5,203) 2,727
Effective tax rates on adjusted
operating income 70.3% 71.2% 65.6%
1) Restated for Q3 2023 due to amended principles for ‘over-/underlift'. For more information, see Amended principles for Adjusted operating
income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures
First nine months
2024 2023
(in USD million)
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
E&P Norway
1)
17,760 (13,737) 4,022 22,068 (17,130) 4,937
E&P International
1)
1,722 (399) 1,324 2,217 (813) 1,404
E&P USA 847 (212) 635 908 (214) 695
MMP 1,953 (871) 1,082 2,818 (1,084) 1,734
REN (275) 37 (238) (275) 30 (245)
Other (105) 50 (55) (91) 80 (11)
Equinor group
1)
21,902 (15,132) 6,770 27,645 (19,130) 8,515
Effective tax rates on adjusted operating income 69.1% 69.2%
1) Restated for the first nine months of 2023 due to amended principles for ‘over-/underlift'. For more information, see

Amended principles for
Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Equinor third quarter 2024

Reconciliation of adjusted operating income after tax to net income
Reconciliation of adjusted operating income after tax to net income
Quarters
First nine
months
(in USD million)
Q3 2024 Q2 2024 Q3 2023 2024 2023
Net operating income/(loss) A 6,905 7,656 7,453 22,192 27,022
Income tax B1 4,986 5,658 4,965 15,969 19,251
Tax on net financial

items
B2 50 (178) (39) (32) 101
Income tax less tax on net financial items B = B1 - B2 4,935 5,835 5,003 16,000 19,150
Net operating income after tax C = A-B 1,970 1,821 2,450 6,192 7,872
Items impacting net operating income/(loss)
1)
D (19) (173)

477
2)
(290)

623
2)
Tax on items impacting

net operating income/(loss)
E 91 506

(200)
2)
868

20
2)
Adjusted operating income after tax* F = C+D+E 2,042 2,153

2,727
2)
6,770

8,515
2)
Net financial items G 365 (126) 13 606 1,525
Tax on net financial

items
H (50) 178 39 32 (101)
Net income/(loss) I = C+G+H 2,285 1,872 2,501 6,830 9,296
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
2) Restated due to amended principles for 'over-/underlift'.

For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.

Equinor third quarter 2024

Reconciliation of adjusted net income to net income
Reconciliation of adjusted net income to net income
Quarters
First nine
months
(in USD million)
Q3 2024 Q2 2024 Q3 2023 2024 2023
Net operating income/(loss) 6,905 7,656 7,453 22,192 27,022
Items impacting net operating income/(loss)
1)
A (19) (173)

477
2)
(290)

623
2)
Adjusted operating income B 6,887 7,482

7,930
2)
21,902

27,645
2)
Net financial items 365 (126) 13 606 1,525
Adjusting items C (204) 224 148 28 (442)
Changes in fair value of financial derivatives used to hedge interest bearing instruments (170) 54 89 (42) 94
Foreign currency (gains)/losses on certain intercompany bank and cash balances (34) 170 59 69 (536)
Adjusted net financial items D 162 98 160 633 1,083
Income tax E (4,986) (5,658) (4,965) (15,969) (19,251)
Tax effect

on adjusting items
F 128 494 (220) 877 (1)
Adjusted net income
G =
B+D+E+F 2,191 2,417 2,907 7,444 9,476
Less:
Adjusting items H = A+C (222) 51 625 (263) 182
Tax effect

on adjusting items
128 494 (220) 877 (1)
Net income/(loss) 2,285 1,872 2,501 6,830 9,296
Attributable to equity holders of the company 2,282 1,861 2,497 6,810 9,282
Attributable to non-controlling interests 3 12 4 19 14
Attributable to Equity holders in % I 99.9% 99.4% 99.8% 99.7% 99.8%
Adjusted net income attributable to equity holders of the company

J = G x I 2,188 2,402 2,902 7,423 9,462
Weighted average number of ordinary shares outstanding (in millions) K 2,760 2,850 2,971 2,849 3,043
Basic earnings per share (in USD) 0.83 0.65 0.84 2.39 3.05
Adjusted earnings per share (in USD) L = J/K 0.79 0.84 0.98 2.61 3.11
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
2) Restated due to amended principles for 'over-/underlift'.

For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.

Equinor third quarter 2024

Adjusted exploration expenses Quarters Change First nine months
(in USD million) Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
E&P Norway exploration expenditures 188 184 179 5% 464 449 3%
E&P International exploration expenditures 153 170 52 >100% 423 176 >100%
E&P USA exploration expenditures 53 17 110 (51%) 115 227 (49%)
Group exploration expenditures 395 372 341 16% 1,002 852 18%
Expensed, previously capitalised exploration expenditures 6 (4) 24 (77%) 83 (117) >(100%)
Capitalised share of current period's exploration activity (107) (90) (175) (39%) (248) (378) (34%)
Impairment (reversal of impairment) 3 2 28 (90%) 5 37 (87%)
Exploration expenses according to IFRS Accounting Standards 296 279 218 36% 841 394 >100%
Items impacting net operating income/(loss)
1)
- - (28) (100%) - (36) (100%)
Adjusted exploration expenses* 296 279 190 56% 841 357 >100%
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.

Equinor third quarter 2024

Calculation of CFFO after taxes paid and net cash flow
CFFO information Quarters Change First nine months
(in USD million) Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Cash flows provided by operating activities before taxes paid and working capital items 9,233 9,748 11,336 (19%) 28,670 37,126 (23%)
Taxes Paid (2,986) (7,850) (3,743) (20%) (14,685) (20,173) (27%)
Cash flow from operations after taxes paid (CFFO after taxes paid) 6,247 1,898 7,594 (18%) 13,985 16,953 (18%)
Net Cash Flow Information Quarters Change First nine months
(in USD million) Q3 2024 Q2 2024 Q3 2023 Q3 on Q3 2024 2023 Change
Cash flow from operations after taxes paid (CFFO after taxes paid) 6,247 1,898 7,594 (18%) 13,985 16,953 (18%)
(Cash used)/received in business combinations 0 (467) (100) N/A (467) (1,155) (60%)
Capital expenditures and investments

(3,098) (2,950) (2,652) 17% (8,531) (7,545) 13%
(Increase)/decrease in other interest-bearing items (69) (283) (219) >(100%) (562) (180)
>100%

Proceeds from sale of assets and businesses

6 50 0 >100% 115 118 (2%)
Dividend paid

(1,944) (2,072) (2,613) (26%) (6,665) (8,199) (19%)
Share buy-back

(4,564) (398) (531) >100% (5,511) (5,071) 9%
Net Cash Flow (3,422) (4,222) 1,479 >(100%) (7,636) (5,079) (50%)
Organic capital expenditures Quarters First nine months
(in USD billion) Q3 2024 Q2 2024 Q3 2023 2024 2023
Additions to PP&E, intangibles and equity accounted
investments 3.1 4.8 3.2 11.3 10.7
Acquisition-related additions 0.0 1.5 0.2 1.8 2.7
Right of use asset additions 0.1 0.4 0.4 0.8 0.8
Other additions (with unique cash flow patterns) 0.0 0.0 0.0 0.0 0.0
Organic capital expenditures 3.1 2.9 2.6 8.7 7.2

Equinor third quarter 2024

Calculation of capital employed and net debt to capital employed ratio
Calculation of capital employed and net debt to capital employed ratio At 30 September At 31 December
(in USD million) 2024 2023
Shareholders' equity 44,352 48,490
Non-controlling interests 33 10
Total equity

A 44,385 48,500
Current finance debt and lease liabilities 7,169 7,275
Non-current finance debt and lease liabilities 22,427 24,521
Gross interest-bearing debt B 29,596 31,796
Cash and cash equivalents 8,002 9,641
Current financial investments 22,712 29,224
Cash and cash equivalents and financial investment

C 30,714 38,865
Net interest-bearing debt [9] B1 = B-C (1,118) (7,069)
Other interest-bearing elements

1)
2,243 2,030
Normalisation for cash-build up before tax payment (50% of Tax

Payment)
2)
1,489 -
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities* B2 2,615 (5,040)
Lease liabilities 3,493 3,570
Net interest-bearing debt adjusted* B3 (878) (8,610)
Calculation of capital employed*
Capital employed A+B1 43,267 41,431
Capital employed adjusted, including lease liabilities A+B2 46,999 43,460
Capital employed adjusted A+B3 43,507 39,890
Calculated net debt to capital employed*
Net debt to capital employed (B1)/(A+B1) (2.6%) (17.1%)
Net debt to capital employed adjusted, including lease liabilities (B2)/(A+B2) 5.6% (11.6%)
Net debt to capital employed adjusted (B3)/(A+B3) (2.0%) (21.6%)
1)
Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash
equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments
in Equinor Insurance AS classified as current financial investments.
2)
Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on

1 April and 1
October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Equinor third quarter 2024

FORWARD

-LOOKING STATEMENTS

This report

contains certain

forward-looking statements

that involve

risks and

uncertainties. In

some cases,

we use

words such

as
"ambition", "continue",

"could", "estimate",

"intend", "expect",

"believe", "likely",

"may", "outlook",

"plan", "strategy",

"will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements

of

historical

fact,

including,

among

others,

statements

regarding

Equinor's

plans,

intentions,

aims,

ambitions

and
expectations;

the

commitment

to

develop

as

a

broad

energy

company

and

diversify

its

energy

mix;

the

ambition

to

be

a

leading
company in

the energy

transition and

reduce net

group-wide greenhouse

gas emissions;

our ambitions

and expectations

regarding
decarbonisation

and

delivering

safe

and

reliable

energy;

future

financial

performance,

including

earnings,

cash

flow

and

liquidity;
accounting

policies;

the

ambition

to

grow

cash

flow

and

returns;

expectations

regarding

progress

on

the

energy

transition

plan;
expectations regarding performance

of and cash

flow and returns

from Equinor’s oil

and gas portfolio,

CCS projects and

renewables
and

low

carbon solutions

portfolio;

our

expectations

and

ambitions

regarding operated

emissions,

annual

Co2

storage

and carbon
intensity;

plans

and

expectations

regarding

development

of

fields

and

projects;

expectations,

plans

and

ambitions

for

renewables
production capacity,

power generation and

Co2 transport and

storage and investments

in renewables

and low

carbon solutions, and
the balance between

oil and gas

and renewables production;

expectations and plans

regarding development of

renewables projects,
CCUS and

hydrogen businesses

and production

of low

carbon energy

and CCS;

our intention

to optimise

our portfolio;

break-even
considerations,

targets

and

other

metrics

for

investment

decisions;

future

worldwide

economic

trends,

market

outlook

and

future
economic projections and assumptions,

including commodity price, currency

and refinery assumptions; estimates of

proved reserves;
organic

capital

expenditures

through

2024;

expectations

and

estimates

regarding

production

and

development

and

execution

of
projects; estimates regarding oil and

gas production and renewable power

generation;

the ambition to keep unit

of production cost in
the

top

quartile

of

our

peer

group;

scheduled

maintenance

activity

and

the

effects

thereof

on

equity

production;

completion

and
results of acquisitions, disposals, divestments

and other contractual arrangements and

delivery commitments; expectations regarding
capital

distributions,

including

expected

amount

and

timing

of

dividend

payments

and

the

implementation

of

our

share

buy-back
programme;

provisions

and

contingent

liabilities,

obligations

or

expenses;

and

expected

impact

of

currency

and

interest

rate
fluctuations. You

should not place

undue reliance on these

forward-looking statements. Our actual

results could differ

materially from
those anticipated in the forward-looking statements for many reasons.
These

forward-looking statements

reflect current

views

about future

events, are

based on

management’s

current expectations

and
assumptions

and

are,

by

their

nature,

subject

to

significant

risks

and

uncertainties

because

they

relate

to

events

and

depend

on
circumstances that

will occur

in the

future. There

are a

number of

factors that

could cause

actual results

and developments

to differ
materially from those

expressed or implied

by these

forward-looking statements, including

levels of industry

product supply,

demand
and pricing,

in particular

in light

of significant

oil price

volatility; unfavourable

macroeconomic conditions

and inflationary

pressures;
exchange

rate

and

interest

rate

fluctuations;

levels

and

calculations

of

reserves

and

material

differences

from

reserves

estimates;
regulatory stability and

access to resources,

including attractive low

carbon opportunities; the

effects of climate

change and changes
in

stakeholder

sentiment

and

regulatory

requirements

regarding

climate

change;

changes

in

market

demand

and

supply

for
renewables;

inability

to

meet

strategic

objectives;

the

development

and

use

of

new

technology;

social

and/or

political

instability,
including as a result of

Russia’s invasion of Ukraine and

the conflict in the Middle

East; failure to prevent or

manage digital and cyber
disruptions to our

information and operational

technology systems and

those of third

parties on which

we rely; operational

problems,
including

cost

inflation

in

capital

and

operational

expenditures;

unsuccessful

drilling;

availability

of

adequate

infrastructure

at
commercially viable

prices; the

actions of

field partners

and other

third-parties; reputational

damage; the

actions of

competitors; the
actions of the

Norwegian state as

majority shareholder and

exercise of ownership

by the Norwegian

state; changes or

uncertainty in
or non-compliance

with laws

and governmental

regulations; adverse

changes in

tax regimes;

the political

and economic

policies of
Norway

and

other

oil-producing

countries;

regulations

on

hydraulic

fracturing

and

low-carbon

value

chains;

liquidity,

interest

rate,
equity and

credit risks;

risk of

losses relating

to trading

and commercial

supply activities;

an inability

to attract

and retain

personnel;
ineffectiveness

of

crisis

management

systems;

inadequate

insurance

coverage;

health,

safety

and

environmental

risks;

physical
security risks

to personnel,

assets, infrastructure and

operations from

hostile or

malicious acts;

failure to

meet our

ethical and

social
standards; non-compliance

with international

trade sanctions;

and other

factors discussed

elsewhere in

this report

and in

Equinor's
Integrated

Annual

Report

for

the

year

ended

December

31,

2023

(including

section

5.2

-

Risk

factors

thereof).

Equinor's

2023
Integrated Annual Report is available at Equinor's website www.equinor.com.
Although we believe

that the expectations

reflected in the

forward-looking statements are

reasonable, we cannot

assure you that

our
future results, level of activity,

performance or achievements will meet these expectations.

Moreover, neither we nor

any other person
assumes responsibility for

the accuracy

and completeness of

the forward-looking

statements. Any forward-looking

statement speaks
only as of the date on which such statement is made, and, except as required by applicable law,

we undertake no obligation to update
any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Annual Report on Form 20-F for the year ended December 31, 2023, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Equinor third quarter 2024

Equinor third quarter 2024

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin

is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc
3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil.

4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.
Transactions with the Norwegian state.

The Norwegian state, represented by the Ministry of Trade, Industry and Fisheries, is the
majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian state, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian state's account and risk, and related expenditures are refunded by the State.
6.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7.
The group's average realised piped gas prices

include all realised piped gas sales, including both physical sales and related paper positions.

8.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
9.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.

Equinor third quarter 2024

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 24 October, 2024
By: ___/s/ Torgrim

Reitan
Name: Torgrim Reitan
Title:

Chief Financial Officer